

02002814

Mercantil Servicios Financieros

2001 Semi-Annual Report



MERCANTIL

Content

MERCANTIL
SERVICIOS FINANCIEROS

SEC FILE NUMBER 82-4648

MERCANTIL MAKES A PUBLIC OFFERING OF UNSECURED NOTES

Mercantil Servicios Financieros will issue 45 billion bolivars of unsecured notes beginning Tuesday October 2, with two and three-year terms and variable interest rates, as determined at the Annual General Meeting of Shareholders held on March 29, 2001. The funds so raised will be used to finance and refinance investment projects undertaken by the Mercantil group.

These issues have been designated ***Issue 2001-I*** and ***Issue 2001-II***; they are available to the general public. The first will placed in four series of 5 billion bolivars each (totaling 20 billion bolivars), and the second will become available in five series of 5 billion bolivars each (totaling 25 billion bolivars).

Interest will be paid monthly in arrears, at a variable interest rate to be adjusted each month. The interest rate will be a percentage of the weighted average annual interest rate on the domestic lending market charged by the country's six largest commercial and universal banks in terms of deposit volume; this indicator is furnished by the Central Bank of Venezuela in its Bulletin of Weekly Indicators.

The first series of the ***Issue 2001-I*** and ***Issue 2001-II*** issues will be offered to the public starting on October 2; they will mature on October 2, 2003 and October 2, 2004, respectively. All these obligations have a coupon (the interest rate at which a bond is remunerated) payable monthly on the banking day subsequent to each coupon's maturity.

The minimum investment will be 500,000 bolivars. Each bond in Issue 2001-I will come with 24 interest coupons; those in Issue 2001-II will come with 36 interest coupons. The certificates for both issues will remain in Banco Mercantil's custody. Banco Provincial has been appointed the bond holders' provisional common representative.

Contact: Isabel Cristina Acosta
Tel.: 58-212-5031335
e-mail: iacosta@bancomercantil.com


MERCANTIL
SERVICIOS FINANCIEROS

SEC FILE NUMBER 82-4648

MERCANTIL AND SHAREHOLDERS OF SEGUROS ORINOCO SIGN BILATERAL PURCHASE COMMITMENT

Gustavo Marturet, President of Mercantil Servicios Financieros (Mercantil) (Caracas Stock Exchange: MVZ and Level 1 ADR (OTC): MVSFY), and Pablo Reimpell, President of Seguros Orinoco acting in representation of that company's majority shareholders, signed a bilateral purchase-sale commitment whereby Mercantil will acquire at least 75% of Seguros Orinoco's stock. Once completed, this deal will strongly reinforce Mercantil's ongoing operations in the insurance industry, conducted to date through its subsidiary Seguros Mercantil.

The presidents of both institutions, accompanied by the Chairman of Seguros Mercantil's Board of Directors, Alberto Benshimol, stated at a press conference that the company has been initially valued at approximately US$ 50 million, and the deal is subject to a due diligence as is customary in transactions of this kind; it consists of an all-encompassing audit of the company and is subject to approval by the Superintendency of Insurance. The prestigious international firm J.P. Morgan Chase acted as Mercantil's adviser.

Seguros Mercantil has been growing in both quantitative and qualitative terms, and is now one of the leading companies in the Venezuelan insurance market. Its equity stood at Bs. 15.308 billion at the end of June 2001, with premiums collected amounting to Bs. 44.618 billion. Seguros Orinoco, for its part, has a long record in the insurance market and broad nationwide coverage. It is backed by a strong sales force, which has given it a well-deserved prestige. Earnings totaled Bs. 23.836 billion, and premiums collected amounted to Bs. 47.979 billion, as of the end of June 2001.

The integration of the two companies is intended to complement Seguros Orinoco's great strength and positioning in the interior of Venezuela with the leadership shown by Seguros Mercantil in the Capital Region, relying on the backing –not only financial but also strategic and in terms of business opportunities- of Mercantil, Venezuela's largest independent financial institution. This is also an excellent opportunity to expand the line of financial products available to Mercantil and Orinoco customers.

Marturet pointed out that this acquisition poses an excellent business opportunity, given the two companies' complementarity, and it will therefore strengthen Mercantil's position in the insurance market, enabling it to compete with greater depth and efficiency, having more than 10% combined market share.

Contact: Isabel Cristina Acosta
Phone: 58-212-5031335
e-mail: iacosta@bancomercantil.com



MERCANTIL
SERVICIOS FINANCIEROS

SEC FILE NUMBER 82-4648

Pablo Reimpell, for his part, stressed that the deal will benefit both companies' customers by putting an organization better positioned in the insurance market at their disposal.

During Marturet's encounter with the news media, he said the integration sought with this deal is intended to improve quality of service; that goal will be achieved by making use of the best qualified members of both companies' staffs, whose capabilities and dedication will be rewarded by new opportunities.

Marturet added that the two companies' exclusive Brokerage Firms, Brokers, and Agents, which comprise their respective sales forces, will continue receiving the same top-priority attention they have always gotten, because they are the companies' first line of contact with final customers.

Alberto Benshimol, President of Seguros Mercantil, used the press conference to announce the imminent inauguration of Mercantil Automotive Service (SAM), a modern vehicle inspection and adjustment center located in Chacao, where auto insurance services will be provided. He also revealed the INSTAMED Service's incorporation into Seguros Mercantil.

Mercantil Servicios Financieros, the owner of Seguros Mercantil and Banco Mercantil, is the first and most complete supplier of financial services in Venezuela, present as well in 10 countries of the Americas and Europe. Among its other subsidiaries are Merinvest (the country's leading investment bank), Commercebank N.A. (a commercial bank with offices in Miami and New York), and Banco Mercantil Schweiz, AG. This acquisition, concluded Marturet, reflects Mercantil Servicios Financieros' strategy of strengthening its positioning as Venezuela's first and most complete provider of financial services, and ratifies once again its commitment to Venezuela.

Contact: Isabel Cristina Acosta
Phone: 58-212-5031335
e-mail: iacosta@bancomercantil.com

SEC FILE NUMBER 82-4648

Mercantil Servicios Financieros

2001 Semi-Annual Report

MERCANTIL

Caracas-Venezuela

Board of Directors

Principal Members

Gustavo A. Marturet *
President

Gustavo J. Vollmer H.***
Alfredo Travieso P.**
Luis A. Romero M.****
Miguel A. Capriles L.***
Timothy Purcell**
Gustavo J. Vollmer A.****
Jonathan Coles***

Alternate Members

Luis Esteban Palacios W.***
Federico Vollmer A.**
Rafael T. Hernández***
Gonzalo Mendoza M.***
Víctor J. Sierra A.****
Juan Mesa Freydell***
Luis A. Sanabria U.***
Gustavo Galdo C.****
Francisco Monaldi M.****
Germán Sánchez Myles****
Oscar A. Machado K.**
Gustavo Machado C.**
Luis A. Marturet****
Carlos Hellmund B.**
Eduardo Mier y Terán**

Secretary

Guillermo Ponce Trujillo

Alternate Secretary

Iván Trujillo Baute

Shareholders' Auditors

Eduardo Elvira
Francisco Torres Pantin

Alternate Shareholders' Auditors

Emilio Trejo
Alexis R. Alfonzo Pino

Legal Representative

René Lepervanche M.

Alternate Legal Representative

Pedro Reyes O.

* Member of the Executive Committee
** Member of the Audit Committee
*** Member of the Compensation Committee
**** Member of the Risk Committee

Administration

Gustavo A. Marturet*
President

Alejandro González Sosa*
Corporate and Institutional Banking Manager

Nerio Rosales Rengifo*
Business and Personal Banking Manager

Armando Leirós*
Operations and Technology Manager
President, Todo1.com

Guillermo Villar*
International Operations Manager
Finance and Investment Banking Manager

Alberto Benshimol*
New Financial Business Manager

René Lepervanche Michelena*
Legal Counsel

Luis Calvo Blesa*
Human Resources Manager

Freddy Ferrer P.*

Toribio Cabeza León
Audit and Risk Control Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Iván Trujillo Baute
Alternate Secretary

*Member of the Executive Council

Financial Highlights

Consolidated Figures

Consolidated Figures Six-Month Period ended:	June 30 2001	December 31 2000	June 30 2000	December 31 1999	June 30 1999
Balance Sheet (Million of Bs.)					
Total Assets	4,757,657	4,461,085	3,452,999	3,211,850	3,210,143
Loan Portfolio, Net	2,301,743	2,227,761	1,747,755	1,560,601	1,516,942
Total Deposits	3,642,443	3,375,507	2,486,994	2,331,037	2,285,506
Shareholders' Equity	584,580	566,076	566,377	546,302	549,259
Profit & Loss Statement (Million of Bs.)					
Net Interest Income after Provisions	181,445	173,247	143,548	150,509	157,556
Other Income	69,154	53,523	46,799	43,839	43,120
Operating Expenses	223,130	200,091	174,434	174,686	171,242
Net Income	21,391	22,801	12,104	7,685	8,438
Net Income per Common Share (semester) (Bs.)	59.37	61.76	29.78	22.54	24.74
Profitability Ratios (%) (annualized) (Semester)					
ROE	7.44	8.05	4.35	2.81	3.09
ROA	0.93	1.15	0.73	0.48	0.52
Capital Adequacy Ratios (%)					
Risk Capital (SUDEBAN)	14.38	14.56	19.06	20.92	21.85
Risk Capital (BIS)	20.35	19.23	28.35	29.40	31.02
Equity/Assets	12.29	12.69	16.40	17.01	17.11
Asset Quality Ratios (%)					
Past due and in-litigation Loans/Gross Loans	2.95	3.21	3.16	3.90	3.92
Allowance for Loan Losses/Past due and in-litigation Loans	173.62	154.95	153.31	132.17	127.11
Efficiency Ratios (%)					
Operating Expenses[1] / Average Total Assets	9.44	9.92	10.29	10.57	9.89
Operating Expenses[1] / Total Revenue	79.90	80.62	83.85	80.06	70.82
Liquidity Ratios (%)					
Cash and due from Banks/Deposits	20.00	23.33	23.84	24.19	25.27
Loan Portfolio, Net/Deposits	63.19	66.00	70.28	66.95	66.37
Other Aspects					
Number of Employees					
In Venezuela[2]	7,531	7,920	7,041	7,321	7,722
Abroad	543	533	556	549	661
Distribution Network					
Offices in Venezuela	335	384	296	308	278
Offices Abroad	16	14	12	16	15
Representative Offices	5	5	7	7	7

1 Not counting Contributions to Regulatory Agencies
2 Includes 1,463 from InterBank as of December 31, 2000.

Notice of General Shareholders' Meeting

MERCANTIL SERVICIOS FINANCIEROS, C. A.
Authorized Capital Bs. 114,582,593,700.00
Subscribed and Paid-Up Capital Bs. 57,291,296,850.00
Caracas-Venezuela

By order of the Board of Directors, the shareholders are hereby called to attend a Regular General Shareholders' Meeting to be held at the Company's headquarters, Avenida Andrés Bello N° 1, Edificio Mercantil, on September 26, 2001 at 5:00 p.m., with the following agenda:

1. Consider the Report submitted by the Board of Directors and the Company's Audited Financial Statements as of June 30, 2001, following examination of the Shareholders Auditors' Report.
2. Take cognizance of the Report on the execution of the Third Phase of the Company's Stock Repurchase Program and examine the "Proposal for the Fourth Phase of the Company's Stock Repurchase Program, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular General Shareholders' Meeting of September 26, 2001 for its consideration."
3. Appointment of an Alternate Director due to a permanent absence.

Note: The Shareholders are hereby informed that the Balance Sheet, the Statement of Income, the Statement of Changes in Equity Accounts, and the Statement of Changes of Cash Flows for the fiscal period ended June 30, 2001, duly examined by the "Espiñeira, Sheldon y Asociados" external auditors, as well as the Shareholders Auditors' Report, the Report submitted by the Board of Directors, the "Proposal for the Fourth Phase of the Company's Stock Repurchase Program, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular General Shareholders' Meeting of September 26, 2001 for its consideration" are at their disposal 15 days in advance of the Shareholders Meeting date at the Office of the Secretary of the Board of Directors, located at Avenida Andrés Bello N° 1, Edificio Mercantil, piso 35, Caracas. The shareholders are likewise informed that they may exercise the right prescribed in Article 10, Part b), of the Company's bylaws, which reads as follows: "b) The Shareholders' Right to nominate and appoint Principal Directors and their Alternates on a pro-rate basis for each group of Class A common shares representing at least twenty per cent (20%) of the capital subscribed for by said shares."

Caracas September 6, 2001

For Mercantil Servicios Financieros, C.A.



Guillermo Ponce Trujillo
Secretary of the Board of Directors

Report to Shareholders

Caracas, August 23, 2001

Dear Shareholders:

We begin this report by stressing that it refers to the Company's first semiannual fiscal period. A reform of the Bylaws was approved at the Special General Shareholders' Meeting held last November, providing among other things for semiannual fiscal periods in order to comply with the regulations of the Accounting Manual and Accounts Plan prescribed by the National Securities Commission.

Summary of Financial Results

Mercantil Servicios Financieros' Net Earnings in the first half of 2001 totaled Bs. 21.4 billion, 76.7% higher than in the same period of last year, when they amounted to Bs. 12.1 billion.

Gross Financial Margin came to Bs. 203.1 billion, Bs. 45.5 billion (28.8%) higher than in the same period of 2000.

Mercantil had Bs. 4 trillion 757.7 billion of total assets at the end of the first half. Equity grew by Bs. 18.5 billion (3.3%) as between the two periods, to reach Bs. 584.6 billion in June 2001. The Equity / Assets ratio stood at 12.29% at that time. The Risk Equity over Assets and Risk-Weighted Contingent Operations ratio, calculated in accordance with the Basle Bank for International Settlements methodology, amounted to 20.35%.

Mercantil's financial statements, included in this semiannual Report, consolidate the activities of its subsidiaries and are consistent with the requirements of National Securities Commission Resolution N° MF-CNV-DEC-82, which prescribes International Accounting Standard N° 29 (NIC 29) as the methodology the Company must use to prepare and present its historical financial standards.



3.2
3.2
3.0
Jun 2000
Dec 2000
Jun 2001

Asset Quality
Past Due and in Litigation Loans / Gross Loan Portfolio(%)



153.3
155.0
173.6
Jun 2000
Dec 2000
Jun 2001

Asset Quality
Allowance for Loan Losses/ Past Due and in Litigation Loans (%)



4.8
5.0
5.1
Jun 2000
Dec 2000
Jun 2001

Asset Quality
Allowance for Loan Losses/ Gross Loans (%)



4.4
8.1
7.4
Jun 2000
Dec 2000
Jun 2001

Profitability
ROE (%)

In addition, the aforementioned consolidated financial statements, which have been reviewed by the Company's external auditors, "Espiñeira, Sheldon y Asociados", include financial statements in constant Bolivars, prepared in conformity with the generally accepted accounting standards issued by the Federation of Venezuelan Public Accounting Associations, in their notes as complementary information.

These audited financial statements and their accompanying notes appear as an exhibit on the inside cover of this Report.

Corporate Events

Mercantil has pressed forward with its strategy to add value to the Company, for the benefit of all its shareholders. It has done so by continuing its program for repurchase of Company shares, approved at the Regular General Shareholders' Meeting held on March 29, 2001, under which the Administration was authorized to acquire up to 15% of the Company's subscribed capital - the maximum amount permitted by the Capital Market Act. A total of 4,490,046 shares (3,061,786 Class A common shares and 1,428,256 Class B common shares) were acquired during the program's third phase, running through June 30, 2001. When added to those acquired in the first and second stages of the program, the total reaches 19,000,581 shares, 10,850,046 of which are Class A common shares and 8,150,535 of which are Class B common shares.



Jun 2000
0.7
Dec 2000
1.2
Jun 2001
0.9
Jun 2000
12.4
Dec 2000
12.4
Jun 2001
11.00

Profitability
ROA (%)

Profitability
Net Financial Margin/
Average Financial Assets (%)

The company has also moved ahead with the development of its two Internet platforms aimed basically at the Latin American markets and the Hispanic population of the United States; one is for individuals and the other for businesses. They are called *Todo1 Individuals* and *Todo1 Companies*, respectively. Bancolombia and CONAVI in Colombia, and Banco del Pichincha in Ecuador, are partners in this initiative.

In addition, and as announced at last March's Regular General Shareholders' Meeting, the Company has striven to stay in more frequent and direct contact with the shareholders. A meeting was held with a group of shareholders who regularly attend shareholders meetings on May 29, to present a number of issues related to the Company's development, its projects, and its achievements, as well as to learn of their concerns.

Prevention of Money Laundering

In view of the important financial activities and services provided by Mercantil's leading subsidiaries, they apply a Money Laundering Prevention plan consistent with legal requirements. Appropriate controls are maintained to ensure compliance with the applicable rules, and work is steadily under way on automation of

processes and disclosure of information on the process, through programs and instruments to train and provide information for the staff, whose members are properly supervised by specialized units which exercise an adequate control.

Acknowledgement

The dedication to customer service shown by Banco Mercantil and the other MSF subsidiaries has been widely acknowledged. Of special importance is Global Finance's magazine citation of Banco Mercantil as the "Best Bank in the Venezuelan Emerging Market".


UNA
MUESTRA
MÁS
Mercantil es
The Best Emerging Market Bank in Venezuela.
Una razón más para confiar en Mercantil.
MERCANTIL
Comprometido con

Subsidiaries

Below are descriptions of the most important aspects of MSF's principal subsidiaries, with particular focus on the leading activities and businesses carried on by each of them during the half. The figures are generated in accordance with the rules for preparation of financial statements issued by the National Securities Commission.


19.1
14.6
14.4
Jun 2000
Dec 2000
Jun 2001
28.4
19.2
20.4
Jun 2000
Dec 2000
Jun 2001
Capital Adequacy -Risk Capital
SUDEBAN
Pursuant to Venezuelan Superintendency of Banks Resolution N° 090-95 (%)
Capital Adequacy -Risk Capital
Basle
Based on Basle Bank for International Settlements methodology (%)

Banco Mercantil, C. A. (Banco Universal)

Banco Mercantil's net earnings in the first half of 2001 amounted to Bs. 11.409 billion, Bs. 4.560 billion higher than in the half ended in June 2000. The Bank's equity came to Bs. 480.583 billion at the end of June 2001, Bs. 43.336 billion more than a year earlier. At the end of June 2001 the Equity to Total Assets ratio stood at 15.4%, annualized Return on Equity (ROE) was 4.78%, and annualized Return on Assets (ROA) was 0.71%.

Banco Mercantil's nationwide distribution network reached a total of 335 offices as of the end of the first half. The Bank also operated 745 automatic teller machines (ATM) throughout Venezuela and added 779 points of sale to expand its network to 10,805 by the end of the half.

Banco Mercantil formed an alliance with the Univerxity company of Venezuela to offer on-line financial and non-financial products and services designed to meet the needs of national higher education (students, professors, and the university community as a whole). In its initial stage, this alliance will be pursued through a project called My Finance - a set of products,


16.4
12.7
12.3
Jun 2000
Dec 2000
Jun 2001
Capital Adequacy
Equity / Total Assets (%)
23.8
23.3
20.0
Jun 2000
Dec 2000
Jun 2001
Liquidity
Cash and due from banks/ Total Deposits (%)
29.8
61.8
59.4
Jun 2000
Dec 2000
Jun 2001
Earning per Share
(Bs.)
10.3
9.9
9.4
Jun 2000
Dec 2000
Jun 2001
Eficiencia
Operating Expenses (Not Including Contributions to Regulatory Agencies)/ Average Total Assets (%)

tools, and information delivered through a variety of on-line and off-line media which facilitate daily life and decision making for members of the university community.

It is also worth while to mention the implementation of the Information Security Project, a set of strategic measures and controls designed to safeguard the confidentiality, integrity, and availability of information at any level. The project also involves handling of information from its generation through its processing, storage, and destruction when it ceases to be needed.

Always at the cutting edge in the development of products and services, Banco Mercantil and the Movilnet mobile telephone company introduced a service in June whereby customers who have prepaid lines can reload their balances through a direct charge on any Mercantil accounts just by making a telephone call to *COMPRAS from a Movilnet cellular phone.

The total volume of trust funds held by Banco Mercantil reached Bs. 1 trillion 664.543 billion in June 2001, 70.6% more than at the end of June 2000. This figure represents a 21.5% market share, with which Banco Mercantil once again demonstrates its leadership in the national market. The trust funds obtained from Interbank, C.A., Banco Universal as a result of the merger helped produce the aforementioned growth.

Commercebank

Commercebank's net earnings for the first half of 2001 came to US$ 7.6 million, 24.6% more than the US$ 6.1 million this institution had earned in the comparable period of 2000. Equity stood at US$ 101.3 million at the end of June 2001, US$ 28.2 million higher than a year earlier when it had amounted to US$ 73.1 million. Total assets came to US$ 1 billion 929.7 million at the end of June, exceeding the June 2000 figure by US$ 526.8 million.

The growth of Total Assets was concentrated in Investments in Securities, which expanded by US$ 342 million over their December 2000 level. Most of that expansion consisted of investments in securities issued or guaranteed by the United States government.

Commercebank opened two new offices in South Florida in the first half of 2001, with which its office network reached a total of 10, nine of them located in Florida and one in New York City.

Seguros Mercantil

Seguros Mercantil's consolidated net earnings for the first half of 2001 totaled Bs. 834 million, a figure which stood 159.1% higher than its counterpart for the first half of 2000 when the company lost Bs. 1.410 billion. Equity amounted to Bs. 15.308 billion at the end of June, and total assets came to Bs. 54.754 billion.

During the first half of this year Seguros Mercantil achieved a Bs. 44.618 billion sales volume, 18% higher than in the comparable period of 2000. The claims to premiums ratio in the half was 12% lower than last year, reflecting the application of stricter subscription policies and an increase of premiums to match claim volume.

Seguros Mercantil continued to strengthen its national presence, by creating a Branches Management and giving the personnel responsible for the branches additional training. These initiatives contributed to an expansion of the company's share in the insurance policy market to 4.8%.

Merinvest, C.A.

Merinvest has strengthened an already significant position in the Venezuelan capital market and administration of mutual funds, meeting the investment and financing needs of Mercantil Servicios Financieros' customers.

The company reported Bs. 2.306 billion of net earnings in the first half of 2001, mainly from trading and portfolio management commissions. This figure was 547% higher than for the first half of 2000. Equity stood at Bs. 18.403 billion in June 2001, and total assets amounted to Bs. 35.019 billion.

The most important event in the half was the integration of Interbank's mutual funds into the Mercantil Investment Portfolios' family. This raised the company's market share to 35.8% and gave it a total equity under management equivalent to US$ 86 million. Merinvest had 8,484 shareholders.

Another item of importance is that Merinvest reached third place in terms of volume of trading on the Caracas Stock Exchange.

Holding Mercantil International, C.A.

Holding Mercantil International is a bank holding company which owns four overseas financial institutions: Banco Mercantil Venezolano in Curacao; Banco del Centro, S.A. in Panama; Banco Mercantil Suiza, A.G. in Zurich; and BMC Bank and Trust Limited in the Cayman Islands.

Its net earnings for the first half of 2001 came to Bs. 868 million, 2.8% less than the Bs. 893 million it had earned in the same period of 2000. Equity amounted to Bs. 22.166 billion, and total assets to Bs. 147.213 billion, at the end of June 2001.

Holding Mercantil International's subsidiaries are supervised by the bank regulatory authorities of the countries in which they are located, reflecting the orientation prevailing in the highly developed countries.

Mercantil Inversiones y Valores, C.A.

This subsidiary's net earnings for the first half of 2001 came to Bs. 2.961 billion, making for a dramatic improvement vs. the Bs. 35 million loss the company had suffered in the first half of 2000. Equity totaled Bs. 24.365 billion, and assets amounted to Bs. 26.170 billion at the end of June 2001.

This company, whose activity complements that of the parent company by making and maintaining capital investments in non-financial activities, has among its principal holdings 43% of the capital of Servicios Empresariales SEREMCA, C.A., which had Bs. 48.7 billion of assets at June 30, 2001 and is the leader in its market, consisting mainly of Meal Tickets; 40 million such tickets were issued in the same half.

It also has a 0.41% stake in Compañía Anónima Nacional de Teléfonos de Venezuela (CANTV) based on the number of shares in circulation as of December 31, 2000; the market value at June 30, 2001 was Bs. 9.069 billion. Mercantil Servicios Financieros, C.A. directly held a total of 1.58% of CANTV, with a market value of Bs. 35.245 billion as of June 30, 2001.

Other Administrative Remarks

Our Shareholders' Auditors and Independent Auditors ("Espiñeira, Sheldon y Asociados") examined the Company's financial statements in accordance with generally accepted auditing standards in Venezuela, and concluded, as expressed in the opinions attached hereto, that the consolidated financial statements fairly present the financial position of Mercantil Servicios Financieros, C.A. in conformity with the standards prescribed by the National Securities Commission.

As required in a National Securities Commission Resolution, we inform you that the content of Form CNV-FG-010 reflects the compensation paid to Company Directors and executives, amounting to Bs. 201 million.

Relations with the Company's officers and employees have continued to reflect the customary spirit of harmony and cooperation, and the Board wishes to express its appreciation for the efficiency and dedication they have shown in the performance of their work.

The Board members who were scheduled to be appointed pursuant to the Bylaws were named at the March 2001 Regular Shareholders Meeting. A new Director, Mr. Jonathan Coles, was added to the Board as a Principal Director.

The following Alternate Directors attended Board of Directors meetings during the half, due to the temporary absences of certain Principal Directors or as guests: Luis Esteban Palacios W., Eduardo Mier y Terán, Gonzalo Mendoza M., Rafael Teodoro Hernández A., Luis A. Sanabria U., Gustavo Galdo C., Víctor J. Sierra A., Juan Mesa Freydell, Luis A. Marturet M., Germán Sanchez Myles, Carlos Hellmund B., Federico Vollmer A., Francisco Monaldi M., and Gustavo Machado C. In addition, Alejandro González S., René Lepervanche M., Nerio Rosales, and Luis Calvo B., performed some of the functions of the Executive Presidency on an acting basis during temporary absences of Chairman Gustavo A. Marturet.

Sincerely yours,

Gustavo A. Marturet
Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Miguel A. Capriles L.
Timothy Purcell
Gustavo Vollmer A.
Jonathan Coles

Cash Dividend

The Administration's proposal for a cash dividend to be charged to net earnings as of December 2000 was approved at the Regular General Shareholders' Meeting held on March 29, 2001. Each outstanding Class A and B common share was entitled to a dividend of Bs. 5.00 for the second, third, and fourth quarters of 2001. In addition, an ordinary cash dividend was declared (the first for 2002) charged to retained earnings, at the rate of Bs. 5.00 for each outstanding Class A and B common share.

An extraordinary cash dividend of Bs. 8.00 per share was approved at the Special General Shareholders' Meeting held on November 13, 2000; this dividend was paid in the same month. An ordinary cash dividend of Bs. 5.00 per share (the first for 2001) was also approved at the same meeting, and was paid on February 10 to shareholders of record as of January 31, 2001.

Stock Dividend

In the framework of the Company's authorized capital, the Board of Directors was authorized at the Regular General Shareholders' Meeting held on March 29, 2001 to declare up to Bs. 11,500,000,000.00 of dividends using the shares issued in connection with capital increases, for distribution to the holders of the Class A and B shares, in the amounts, with the frequency, and at the times determined by the Board of Directors.

Equity Evolution and Main Highlights

Year	Equity (millions of Bs.)	Net Income (Result) (millions of Bs.)	Stock Dividends (# of shares)	Cash Dividends (millions of Bs.)
1999	546,302	16,124	116,128,000	3,483
2000	566,076	34,905	33,557,979	6,860
1 half 2001	584,580	21,391		3,645

Weekly closing price and Traded Volume of Class A and Class B common shares


1500
1200
900
600
300
0
Jan 07
Feb 04
May 03
Apr 14
May 12
Jun 09
Jul 07
Aug 04
Sep 01
Oct 13
Nov 10
Dec 08
Jan 05
Feb 02
Mar 02
Apr 13
May 11
Jun 08
2000
2001

Traded Volume MVZ.A shares
Traded Volume MVZ.B shares
Closing Price (Bs.) / Price of MVZ.A share (Adjusted by cash and stock dividends)
Closing Price (Bs.) / Price of MVZ.B share (Adjusted for cash and stock dividends)

Shareholders Auditors' Report

Caracas, September 3, 2001

To the Shareholders of Mercantil Servicios Financieros, C.A.
Caracas

Dear gentlemen and friends:

In our capacity as Shareholders' Auditors of this Company and in conformity with the provisions of Articles 287 and 311 of the Commercial Code, we are pleased to inform you that we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and subsidiaries as of June 30, 2001, and the related consolidated statements of income, changes of equity, and cash flows for the semiannual fiscal period then ended.

Our examination was conducted in accordance with generally accepted auditing standards, and as such, included examinations of the accounting records on a test basis, as well as the other auditing procedures we considered necessary in the circumstances. We have also considered the report of the external auditors, "Espiñeira, Sheldon y Asociados," for the same period, which should be considered an integral part of this report, with whose conclusions we agree and which we attach hereto.

Based on our analysis, we take the liberty of pointing out that the Company maintains adequate controls over its loan and investment portfolios, which are subjected to ongoing analysis and supervision, adequate to serve as a basis for the adoption of the appropriate provisions. Furthermore, the Institution makes the reservations required by its bylaws and the law. Finally, the internal accounting controls in force and the Institution's policies justify our conclusion that there is no current or potential risk of a weakening of its financial condition.

In our opinion, the aforementioned consolidated financial statements fairly present the financial position of Mercantil Servicios Financieros, C.A. and subsidiaries as of June 30, 2001 and the results of its operations and cash flows for the six-month period then ended, in conformity with the standards prescribed by the National Securities Commission. The Company presents its financial statements in accordance with the generally accepted accounting principles issued by the Venezuelan Federation of Public Accounting Organizations, as complementary information.

In expressing our appreciation for the confidence you have shown in us, we take pleasure in reiterating that we are your friends and faithful servants.



Eduardo Elvira
Shareholder's Auditor



Francisco Torres Pantin
Alternate Shareholder's Auditor

Attach: "Espiñeira, Sheldon y Asociados" Report.

Balance Sheet (unconsolidated)

(in Million of Bs.)	June 30 2001	December 31 2000	June 30 2000
Assets			
Cash and due from Banks	8,183	95	4,908
Investments in Securities	575,153	564,366	555,531
Other Assets	3,843	3,737	6,974
Total Assets	587,179	568,198	567,413
Liabilities and Shareholders' Equity			
Liabilities			
Other Liabilities	2,599	2,122	1,036
	2,599	2,122	1,036
Shareholders' Equity	584,580	566,076	566,377
Total Liabilities and Shareholders' Equity	587,179	568,198	567,413

Statement of Income (unconsolidated)

Six-Month Period Ended (in Million of Bs.)	June 30 2001	December 31 2000	June 30 2000
Revenues			
Financial Revenues	237	690	365
Participation in Net Earnings in Subsidiaries and Affiliates	22,901	21,165	13,642
Other Income	611	1,086	996
Total Revenues	23,749	22,941	15,003
Expenses			
Operating Expenses	2,358	140	2,899
Total Expenses	2,358	140	2,899
Net Income	21,391	22,801	12,104

Conlidated Balance Sheet

(in Million of Bs.)	June 30 2001	December 31 2000	June 30 2000
Assets			
Cash	728,594	787,590	592,813
Investments in Other Banks	6,954	76,166	72,709
Investments in Securities(1 and 2)	1,065,572	749,022	628,844
Loan Portfolio, net(3)	2,301,743	2,227,761	1.747,755
Interest and Commissions Receivable, Net	53,808	63,764	40,480
Investments in Subsidiaries and Affiliates	8,315	7,215	4,314
Fixed Assets	214,815	240,072	238,468
Other Assets	316,856	309,495	127,616
Total Assets	4,757,657	4,461,085	3,452,999
Liabilities			
Deposits			
Non Interest bearing demand deposits	857,099	897,999	618,760
Interest bearing demand deposits	1.021,374	804,165	716,415
Savings Deposits	688,236	658,118	399,053
Time Deposits	1.075,734	1,015,225	752,766
	3,642,443	3,375,507	2,486,994
Borrowings			
Interbank borrowings	143,662	170,108	155,679
Special Financing Programs	15,711	17,045	13,754
Mortgage Bonds and Others	764	3,866	10,669
	160,137	191,019	180,102
Investments Sold Under Repurchase Agreements	11,325	13,019	8,100
Other Liabilities	258,662	222,700	176,499
Subordinated Debt	46,670	38,445	27,260
Total Liabilities	4,119,237	3,840,690	2,878,955
Minority Interest in Consolidated Subsidiaries	53,840	54,319	7,667
Shareholders' Equity			
Capital Stock	57,291	57,291	52,257
Inflation adjustment to Capital Stock	191,709	191,709	191,709
Paid in Surplus	67,143	67,143	72,177
Legal Reserve	160,256	156,380	152,753
Excess of Book Value over Cost of Investments Acquired	0	1,423	1,523
Inflation Adjustment of Net Assets of Overseas Subsidiaries	(7,417)	(9,171)	(11,210)
Retained Earnings	136,961	123,091	108,615
Repurchased Shares Held by Subsidiaries	(24,032)	(17,430)	(8,399)
Unrealized Gain (Loss) on Investments Available for Sale	2,669	(4,360)	6,952
Total Shareholders' Equity	584,580	566,076	566,377
Total Liabilities and Shareholders' Equity	4,757,657	4,461,085	3,452,999

(1) Net of Assigned Investments: Bs. 332,557 billion at June 30, 2001, Bs. 429,850 billion at December 31, 2000, and Bs. 51,993 billion at June 30, 2000.
(2) Not including Trusts under Housing Policy Act: Bs. 22,223 billion at June 30, 2001, Bs. 20,422 billion at December 31, 2000, and Bs. 14,139 billion at June 30, 2000.
(3) Not including Housing Policy Act Loans: Bs. 217,848 billion at June 30, 2001, Bs. 178,486 billion at December 31, 2000, and Bs. 70,945 billion at June 30, 2000.

Consolidated Statement of Income

Six-Month Period Ended (in Million of Bs.)	June 30 2001	December 31 2000	June 30 2000
Interest Income			
Interest on Loans	209,869	205,438	173,786
Interest on Investments	60,118	47,423	35,703
Interest on Deposits	7,413	9,335	9,767
	277,400	262,196	219,256
Interest Expenses			
Demand and Savings Deposits	23,088	23,190	24,087
Time Deposits	40,146	39,917	28,975
Loans	11,030	11,284	8,522
	74,264	74,391	61,584
Gross Financial Margin	203,136	187,805	157,672
Provision for Loan Losses	21,691	14,558	14,125
Net Financial Margin	**181,445**	**173,247**	**143,547**
Fees and Income from Services			
Trust Operations	5,694	4,914	3,375
Foreign Currency Transactions	2,675	2,627	2,891
Commissions on Customer Account Operations	14,511	13,335	11,300
Commissions on Letters of Credit and Guarantees	2,069	1,970	1,730
Commissions on Credits Granted with Housing Policy Savings and Other	14,574	13,147	10,482
	39,523	35,993	29,778
Other Operating Income, Net			
Equity in Other Affiliated Subsidiaries	3,543	(6,619)	598
Foreign Exchange Gains, Net	3,488	4,270	6,295
Real State Operations	1,917	4,734	815
Gain on Sale of Investments, Net	5,343	4,385	945
Recovery on Loans Written-Off	3,135	2,538	2,528
Other Income, Net	6,953	5,443	5,449
	24,379	14,751	16,630
Insurance Premiums, Net of Claim			
Premiums	27,384	23,195	25,538
Provision for Claims	(1,396)	(1,019)	(8,450)
Claims Incurred	(20,736)	(19,397)	(16,698)
	5,252	2,779	390
Operating Expenses			
Salaries and Employee Benefits	91,064	75,361	65,566
Occupancy Expenses	50,426	51,451	43,130
Fees Paid to Regulatory Agencies	5,569	3,834	2,991
Other Operating Expenses	76,071	69,445	62,747
	223,130	200,091	174,434
Profit Before Tax, Extraordinary Items and Minority Interests	27,469	26,679	15,911
Taxes:			
Current	(7,603)	(6,339)	(5,692)
Deferred	1,568	1,110	1,232
Income Before Extraordinary Item and Minority Interests	21,434	21,450	11,451
Benefits from Use of Tax Loss Carry forwards	0	2,100	0
Minority Interests	(43)	(749)	653
Net Income	21,391	22,801	12,104

Summary of the Accounting Principles Used in the Preparation of the Financial Statements

Consolidation

The financial statements of Mercantil Servicios Financieros, C.A. (MSF) are presented in accordance with the rules prescribed by the National Securities Commission (CNV). Said rules require the preparation of consolidated financial statements; accordingly, they include the accounts of MSF's subsidiaries Banco Mercantil, C.A. (Banco Universal) and its overseas branch and agencies, Commercebank, N.A. (USA), Merinvest, C.A., Banco Mercantil Venezolano, N.V. and its subsidiary Banco del Centro, S.A. (Panama), Banco Mercantil Suiza AG and its subsidiary BMC Bank & Trust Limited (Grand Cayman, BWI), Mercantil Inversiones y Valores, C.A., and Seguros Mercantil, C.A., among others.

CNV Accounting Standards

The standards and rules prescribed by the CNV differ from the generally accepted accounting standards in Venezuela issued by the Federation of Public Accounting Associations in that they do not call for an adjustment to reflect the effects of inflation in the primary financial statements.

The CNV ruled that MSF's financial statements must be presented in historic figures beginning with the fiscal period ended December 31, 1999. Accordingly, MSF discontinued the adjustment of its primary financial statements to reflect the effects of inflation as of January 2000. As a result, the fixed assets (among other items) are shown at their inflation-adjusted value through December 31, 1999 and new additions thereto are recorded at acquisition cost; said adjusted cost does not exceed market value as determined by independent appraisers.

The financial statements for the year 2000 have been reclassified for comparative purposes, because: a) Seguros Mercantil, C.A. has been consolidated beginning December 31, 2000; b) the Superintendency of Banks ruled that operations conducted with Housing Policy funds must be shown in memorandum accounts; and c) during the first half of 2001 MSF discontinued the adjustment of Retained Earnings which it had performed at the time of adopting Accounting Principles Statement N° 15 (DPC-15). See Note 2d to the audited financial statements, attached hereto on the inside cover of this Report.

Summary of Financial Results

In million of Bolivars
Six month period ended:

	June 30 **2001**	December 31 **2000**	June 30 **2000**
Interest Income	277,400	262,196	219,256
Interest Expense	74,264	74,391	61,584
Gross Financial Margin	**203,136**	**187,805**	**157,672**
Allowance for loan losses	21,691	14,558	14,125
Net Financial Margin	**181,445**	**173,247**	**143,547**
Fees and Income from Services	39,523	35,993	29,778
Other Operating Income, Net	24,379	14,751	16,630
Insurance Premiums, Net of Claim	5,252	2,779	390
Operating Expenses	223,130	200,091	174,434
Profit Before Tax, Extraordinary Items and Interest	**27,469**	**26,679**	**15,911**
Tax, Net of Benefits from Use of Tax Losses	6,035	3,129	4,460
Income Before Extraordinary Items and Minority Interests	**21,434**	**23,550**	**11,451**
Minority Interests	(43)	(749)	653
Net Income	**21,391**	**22,801**	**12,104**

Gross Financial Margin

The Bs. 45.464 billion (28.8%) growth of Gross Financial Margin vs. the first half of 2000 stemmed mainly from the increased volume of operations experienced by Banco Mercantil and Commercebank, which offset the decline of interest rates in both the Venezuelan and United States markets.

Allowance for Loan Losses

The 53.6% increase in the provisions for the loan portfolio, amounting to Bs. 7.566 billion, in comparison to the first half of 2000, reflects coverage of risks, mainly in Venezuela.



157,672
187,805
203,136
Jun 2000
Dec 2000
Jun 2001
14,125
14,558
21,691
Jun 2000
Dec 2000
Jun 2001

Gross Financial Margin (Million Bs.)

Allowance for Loan Losses (Million Bs.)

Fees and Income from Services

The Bs. 9.745 billion (32.7%) growth of Fees and Income from Services mainly reflects higher volume and modification of some of the commissions charged by Banco Mercantil for its services; it also reflects commissions for trust operations arising from an 11.9% growth of assets under management vis-à-vis the end of 2000.

Other Operating Income, Net



Jun 2000
29,778
Dec 2000
35,993
Jun 2001
39,523
Jun 2000
16,630
Dec 2000
14,751
Jun 2001
24,379

Fees and Income from Services (Million Bs.)

Other Operating Income, Net (Million Bs.)

Other Operating Income, net, was Bs. 7.749 billion higher than in the first half of 2000, due mainly to the following:

- A Bs. 2.945 billion increase of Equity in Other Affiliated Companies as a result of sale of shares in the TODO1 Internet project, which generated net revenue of Bs. 1.018 billion and Bs. 1.875 billion from the share in the earnings growth of Servicios Empresariales (SEREMCA), the leader in the Venezuelan meal ticket market, 43% of which is owned by the subsidiary Mercantil Inversiones y Valores.
- A Bs. 2.807 billion reduction of foreign exchange earnings from foreign currency position, reflecting the Bolivar's slower depreciation against the U.S. dollar as compared to the first half of 2000.
- A Bs. 1.102 billion gain in Real State Operations, stemming mainly from sales of real and personal properties received in payment.
- An increase in Gains from Sale of Investments, Net, amounting to Bs. 4.398 billion, produced by the expansion of fixed-income securities trading by the Merinvest subsidiary, involving Venezuelan Public Bonds for the most part.

Operating Expenses



Jun 2000
174,434
Dec 2000
200,091
Jun 2001
223,130

Operating Expenses (Million Bs.)

The Bs. 48.696 billion growth of Operating Expenses vis-à-vis the first half of 2000 was due essentially to the following factors:

- Bs. 25.498 billion of additional Personnel Expenses, reflecting the Company's annual salary adjustment policy, the Venezuelan government's modification of the minimum wage, and new contributions to the long-term incentive plan. Moreover, the merger with Interbank in December 2000 required the personnel involved in the adaptation of systems to work more overtime hours and caused the total payroll of Banco Mercantil in Venezuela to rise from 7,041 to 7,531 employees in order to cover the expansion of the local office network. The combined payroll of both institutions at the time the merger process began was 8,830.
- Bs. 7.296 billion of Occupancy Expenses, generated mainly by Bs. 5.579 billion for amortization of goodwill and Bs. 1.547 billion for rental payments associated with the addition of new offices.

- Bs. 2.578 billion of additional Contributions to Regulatory Agencies, including Bs. 2.414 billion for FOGADE, as a result of the growth of deposit volume at Banco Mercantil in Venezuela.
- Bs. 13.324 billion of Other Operating Expenses related to the office network's expansion (Bs. 7.446 billion), more fraud, theft, and embezzlement (Bs. 3.0 billion), an increased reserve for goods received in payment (Bs. 1.754 billion), and higher spending for municipal taxes (Bs. 1.079 billion), the latter due to the growth of Banco Mercantil's gross revenues in Venezuela.

Balance Sheet Summary
In millions of bolivars

	June 30 2001	December 31 2000	June 30 2000
Cash and Investments in Other Banks	796,548	863,756	665,522
Investments in Securities	1,065,572	749,022	628,844
Fixed Assets	2,301,743	2,227,761	1,747,755
Other Assets	593,794	620,546	410,878
Total Assets	**4,757,657**	**4,461,085**	**3,452,999**
Deposits	3,642,443	3,375,507	2,486,994
Borrowings and Other Liabilities	530,634	519,502	399,628
Shareholders' Equity	584,580	566,076	566,377
Liabilities and Shareholders' Equity	**4,757,657**	**4,461,085**	**3,452,999**

Investments in Securities, Loan Portfolio, and Deposits

The growth of Investments in Securities as of June 30, 2001 basically reflects the Commercebank subsidiary's Bs. 259.898 billion growth of deposits and the Bs. 97.293 billion reduction of Investments Assigned by Banco Mercantil in Venezuela, which are shown in net terms in the Investments in Securities item.

Past due and in-litigation loans as a percentage of gross loans ratio declined from 3.2% in December 2000 to 2.9% in June 2001.

Past due and in-litigation loans as a percentage of gross loans ratio for Banco Mercantil in Venezuela, amounting to 4.3% in June 2001, continued to be at a highly satisfactory level in comparison to the 5.6% average for the Venezuelan financial system as a whole.


Jun 2000
1,747,755
Dec 2000
2,227,761
Jun 2001
2,301,743

Loan Portfolio (Million Bs.)


19% United States
5% Brazil
5% Mexico
7% Other Coutries
64% Venezuela

Loan Portfolio by Geographic Location in June 2001


23% Non-Interest Bearing Demand Deposits
28% Interest Bearing Demand Deposits
19% Savings
30% Time Deposits

Breakdown of Deposits in June 2001

The Economic Environment

The Venezuelan economy's performance in the first half of 2001 continued to be mixed. Though economic growth continued in the same range as last year, the less favorable trend of oil prices contributed to depressing short and medium-term expectations. That had a discouraging effect on the demand for credit and on the behavior of deposits throughout the financial system, all of which contributed to the unsatisfactory results of the first half.

The External Sector

The Venezuelan external sector continued to behave satisfactorily in spite of a deterioration of the current account balance. But in view of the buildup of funds in the Investment Fund for Macroeconomic Stabilization (FIEM) and the stronger demand for foreign currency for transactional purposes and portfolio modification, the growth of foreign reserve holdings has slowed down.



1996
73.6
1997
32.5
1998
18.5
2000
11.9
2001
11.6

Annualized Consumer Price Index

Economic Growth

The available figures on the real markets' behavior point to a 3.5% expansion of Gross Domestic Product (GDP) in the first half of the year (vs. 1% in the same period of 2000). Oil activity rose by 2.9% while non-oil activity grew by a more vigorous 3.6%. The strongest segments of the latter category were: Communication (16.2%), Construction (9.1%), and Electricity and Water Supply (5.5%). The other segments, including Manufacturing Industry (4.6%), grew by about or below the overall average. These data indicate that the economic growth rate may have stabilized at a relatively low level, in contrast to the customary pattern in recent oil boom cycles. These considerations and the recent announcements of oil production cutbacks are inducing a lowering of growth forecasts for the rest of the year.

The economic growth occurring at this time relies basically on the expansion of fiscal spending, which has only slightly outpaced inflation. It should also be noted that public spending has been funded more by internal taxation than by borrowing, unlike last year's experience.

Monetary Policy

As regards monetary policy, the Central Bank of Venezuela (BCV) continued to focus mainly on inflation control, which it pursued in large measure by keeping the exchange rate stable, perfecting the arrangements to ensure availability of short-term liquidity, fostering a reduction and recomposition of lending rates throughout the financial system, and improving return on deposits by offering REPOS (public bonds from its own portfolio, sold under repurchase agreements). The destruction of liquidity by the higher volume of foreign exchange transactions (especially in May and June), in conjunction with very sluggish liquidity behavior in the first quarter, caused the money market to remain extremely tight in the early part of the year. In fact, monetary liquidity (M2) grew only in June, breaking the steady downward trend under way since January. M2 contracted by 8.3% in nominal terms over the course of the half, compared to a 2% growth in the same period of 2000. The monetary base also lost ground in the half, with major contractions occurring in certain months (especially January and May); it dropped by 14% in absolute terms for the half, compared to a 10% reduction in the comparable period of last year.

Interest Rates

The downward trend of lending rates went into reverse in May and June, with rates reaching levels 400 basis points higher than the average for the first four months of the year. Deposit rates' behavior was different in some respects; they remained high in the first part of the period (in the neighborhood of 12%), then plunged in May and recovered part of the lost ground in June. Since inflation tended to intensify in the second quarter, real interest rates were slightly negative for the half. As a result of this behavior of lending and deposit rates, the spread between them widened in spite of the BCV's efforts to narrow it.

Interest Rates of the Country's Six Largest Commercial and Universal Banks
(% annualized)


30
25
20
15
10
Jun 1999
Aug
Sep
Oct
Nov
Dec
Jan 2000
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2001
Feb
Mar
Apr
May
Jun 2001
Average Deposit Rate for 90-Day time Deposits
Average Lending Rate

The Board of Directors Résumés

Principal Directors

Gustavo A. Marturet
Chairman of the Board and Executive President

A civil engineer trained at the Central University of Venezuela. He is Chairman of the Board of Directors and Executive President of Mercantil Servicios Financieros, C.A., Banco Mercantil, C.A. (Banco Universal), and the Banco Mercantil Foundation, as well as a Member of the Central Bank of Venezuela Advisory Committee and the IBM Advisory Council for Latin America. He is a member of the Civil Association for Institutional Development (ACIDE), a Director of ED, Marturet Cía. & Scrs. and of Fedecámaras, and the President of the Venezuela-United States Council of Businessmen (CEVEU) and of the John Paul II Foundation for Ecclesiastical Education (F.E.S.E.). He has served as President of the National Banking Council (and is currently that organization's First Vice President), the Banking Association of Venezuela, and the Colombo-Venezuelan Chamber of Economic Integration. He is also a former Director of CANTV, Venworld Telecom, C.A., and Siderúrgica Venezolana, S.A. (SIVENSA).

Gustavo J. Vollmer H.
Principal Director

A civil engineer with an undergraduate degree from Cornell University (USA) and a doctorate from the Central University of Venezuela. He is a member of the S.C. Johnson & Son de Venezuela, C.A. company, as well as a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil C.A. (Banco Universal). He has served as President and/or a Director of Venezuelan sugar, metalmechanical, cement, finance, construction, and liquor companies, as well as of some international companies (mainly in Guatemala and Ecuador). He is a former Chairman of the Boards of Banco Mercantil, C.A. (Banco Universal) and Consorcio Inversionista Mercantil CIMA.

Alfredo Travieso P.
Principal Director

An attorney trained at the undergraduate level at Andrés Bello Catholic University and holding postgraduate degrees from the same institution and the University of Michigan (USA). He is a Director of several companies, including Manufactura de Papel MANPA, C.A., Centro Comercial Judibana, Hellmund y Cía., Tapas Corona, C.A., ARS Publicidad, Reaseguros Corsa, C.A., and Grupo Emboca. He is President of Crowley American Transport of Venezuela, C.A. and a Managing Partner in the Escritorio Tinoco, Travieso, Planchart & Núñez law firm. He is a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Romero M.
Principal Director

An electrical engineer with his undergraduate degree from Metropolitan University and a Master of Business Administration degree from Babson College (USA). He is Treasurer of Siderúrgica Venezolana, S.A. SIVENSA, a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), a Principal Director of the Venezuela-United States Council of Businessmen, and an Alternate Director of Industrias Plycem, C.A. and member companies of the SIVENSA group.

Miguel A. Capriles L.
Principal Director

The holder of a baccalaureate degree in Administrative Science from Metropolitan University, he is Vice President of Valores y Desarrollos Vadesa, S.A. and Inversiones Capriles, C.A. He currently serves as President of the Cadena de Publicaciones Capriles publishing organization and is Director of Ultimas Noticias, C.A., El Mundo, and Elite, C.A., as well as Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Timothy Purcell
Principal Director

A graduate of Cornell University (USA) and holder of a Master of Business Administration degree from the Wharton School of Management and a Master of International Affairs degree from the University of Pennsylvania (USA). He joined the J.P. Morgan Mergers and Acquisitions Group in 1986, specializing in Latin American transactions. In 1993 he was put in charge of the development of J.P. Morgan's activities in Chile. He was a Director of Nortel (Argentina) and Patagon.com (Argentina). He is currently responsible for J.P. Morgan's principal investment activities in Latin America, is Managing Partner of J.P. Morgan Latin America Capital Partners, and represents the interests of Morgan Capital at the Board meetings of Alicorp (Peru), Cinemex (Mexico), Corfuerte (Mexico), and Latasa (Brazil). He is a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gustavo Vollmer Acedo
Principal Director

An economist with his undergraduate degree from Duke University and postgraduate degrees from Cambridge University (England) and IMEDE (Switzerland), the latter in Business Administration. He is President of Palmar, S.A., a Director of several industrial, agricultural, and financial companies, a former President and Council Member of the Venezuelan Association of Executives, a Founding Member and Former President of the Young Presidents Organization (YPO) Venezuelan Chapter, a Founding President and current Council Member of the Council of Venezuela-United States Businessmen (CEVEU), Venezuela Section, a Founding Member and Director of the Venezuela 2020 Foundation, a Founding Member and First President of the Alliance for a Drug-Free Venezuela, a Member of the Santa Lucía Group's Executive Committee, a Member of the Andrés Bello Catholic University Development Council, the Metropolitan University Higher Council, the Conindustria Consultative Council, and the New York Stock Exchange's Consultative Council for Latin America, a Director of Consolidada Carabobo, C.A., C.A. La Electricidad de Caracas, Siderúrgica Venezolana, S.A. SIVENSA, Envases Venezolanos, C.A., and Industrias Venoco, C.A., He is a Principal Director of Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Jonathan Coles
Principal Director

A graduate of Yale University (USA) and holder of a Master of Business Administration degree from the Institute of Higher Studies of Administration (IESA), he has served as General Manager, Executive President, and Chairman of the Board of Mavesa, S.A., and has been Minister of Agriculture and a Director of the Central Bank of Venezuela. He has acted as Presidential Commissioner for National Supply and President of the Maternal-Infantile Foundation (PAMI Foundation). He is a Member of the Board of Banco de Venezuela, Sociedad Financiera Fivenez, S.C. Johnson & Son de Venezuela, and Pro Venezuela, as well as a Principal Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Alternate Directors

Luis Esteban Palacios W.
Alternate Director

The holder of a Doctor of Law degree from the Central University of Venezuela and a postgraduate degree from New York University (USA), he is a Partner in the Escritorio Palacios, Ortega & Asociados law firm, a Director of Compañía Anónima Teléfonos de Venezuela, Venworld Telecom, C.A., and the Fundación Scout. He is also an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), and a Member of the IBM de Venezuela, C.A. Consultative Council and of the Federation of Private Child, Youth and Family Care Institutions (FIPAN). He has served as Assistant Secretary of the Federal District Bar Association's Board of Directors and President of the Venezuelan Bar Association.

Federico Vollmer A.
Alternate Director

Holder of a Bachelor of Science degree from Middle Tennessee State University (USA) and a Master of Agricultural Economics degree from Cornell University (USA). He has held a series of technical, administrative, management, and executive positions in several companies of the Palmar Group (Corpalmar): Plant Manager, Administration Manager, General Manager, and Director of Central El Palmar, S.A.; General Manager and Executive President of Comercializadora Central, S.A.; Vice President and Member of the Executive Committee of Industrias Palmar, S.A.; Member of the Executive Committee of Inversiones AEFEVE; Vice President of FUNDACAÑA; Director of Inversiones Porcinas, S.A.; Gleason y Cía., Inversiones Tablopan, S.A., C.A. Central La Pastora, SATCOM, S.A., Dividendo Voluntario para la Comunidad, and the Venezuelan Association of Executives. He is an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Rafael T. Hernández
Alternate Director

A physician trained at the Central University of Venezuela (UCV) with postgraduate studies at the UCV's Hospital Directorate and a postgraduate degree in the Ear-Nose-Throat area from Harvard University (USA). Dean of the Faculty of Medicine and Professor Emeritus in the Ear-Nose-Throat area at the UCV, Full Professor Emeritus and Director of the Biological Sciences Division, Principal Member of the Organizing Committee

and Chairman of the Faculty Classification Board of Simón Bolívar University, Founding Member of the Venezuelan Ear-Nose-Throat Medicine Society and of the Centro Médico Docente la Trinidad medical center, Principal Member of the University Hospital Executive Council, the Conicit Executive Council, the IVAC, the Clínica Luis Razetti hospital, and the Medical Federation Disciplinary Tribunal. President of FAPREC and Alternate Director of Seguros Orinoco, C.A., Mercantil Servicios Financieros, C.A., and Banco Mercantil, C.A. (Banco Universal).

Gonzalo A. Mendoza M.
Alternate Director

A Civil Engineer with a baccalaureate degree from Santa María University and a Master of Science in Civil Engineering Management degree from Stanford University (USA). He is a Director of Tripoliven, S.A., Valores Químicos VALQUIMICA, S.A., and SIVENSA. He is Vice President and Director of Negroven, S.A. and of the Venezuelan Chemical and Petrochemical Association (ASOQUIM), and an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Víctor J. Sierra A.
Alternate Director

An attorney trained at the Central University of Venezuela. He has served as General Counsel for the Cadena de Publicaciones Capriles publishing organization and the Complejo de Empresas Capriles business group. He is a Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, and Inversiones Diversas, C.A. (INVERDICA). Currently he is President and Editor of Cadena de Publicaciones Capriles, as well as an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Juan Mesa Freydell
Alternate Director

An economist who did his undergraduate studies at the University of the Andes in Colombia and earned a Master of Science degree in Operations Research and a Master of Business Administration degree at Columbia University (USA). For the last 11 years he has held a variety of positions at J.P. Morgan Capital: Investment Officer for Latin America, Head of the Latin American Stock Analysis and Research Group, Advisor to merger and acquisition processes, privatizations, corporate finance transactions, and financial restructurings in Mexico, Peru, Chile, Argentina, Venezuela, Colombia, and Brazil. He has developed analytical models for assessment of financial performance and borrowing capacity, and for valuation of companies in inflationary economies. He is an Alternate Director of Mercantil. Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Sanabria U.
Alternate Director

An attorney trained at Andrés Bello Catholic University who has also studied at Georgetown University (USA). He serves as Director of C.A. Ron Santa Teresa, Central El Palmar, S.A., Tablopán de Venezuela, C.A., Seguros Orinoco, C.A., Inmuebles y and Valores Caracas. He is an Alternate Director of Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gustavo Galdo C.
Alternate Director

A Civil Engineer with a baccalaureate degree from Andrés Bello Catholic University, a Master of Science in Civil Engineering Management degree and a Master of Science in Industrial Engineering Economic Systems Planning from Stanford University (USA). He has been Acting Vice-Minister of Finance, Sectoral Director General of Public Finance, a Director of Banco Industrial de Venezuela, and a Member of the Public Foreign Debt Advisory Commission. He is currently Director and Chairman of Inversiones Finalven, S.A. and an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Francisco Monaldi
Alternate Director

Economist graduated cum laude from Andrés Bello Catholic University and holds a Master of International Economy and Development degree from Yale University (USA). He has been a Consultant for the Fiscal Framework Reform Committee and an Institutional Consultant for the Oil Industry. He is an Economic Consultant for the Reform of the Health Care Sector, as well as an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Germán E. Sánchez Myles
Alternate Director

A Dentist with an undergraduate degree from the Central University of Venezuela (UCV) and who has completed postgraduate specialization courses in Bucal Surgery, Prosthesis, and Administrative Management of Dental Offices. He was an Assistant in the Surgical Area at the Central Hospital of Puerto Ayacucho, the Eudoro González Hospital, and the Restorative Surgery Center. He is currently Chief Dentist at the Restorative Dentistry Center, in charge of the surgical area. He is an Alternate Director of Seguros Orinoco, C.A., Mercantil Servicios Financieros, C.A., and Banco Mercantil, C.A. (Banco Universal).

Oscar A. Machado K.
Alternate Director

An Industrial Engineer with an undergraduate degree from Andrés Bello Catholic University. He is Executive President of Sidetur, S.A. (a SIVENSA subsidiary), President of Fior de Venezuela, S.A., the Venezuelan Steel Institute (I.V.E.S.), and the Venezuelan Association of Executives (AVE), as well as a Director of SIVENSA, C.A., the Caracas Chamber of Manufacturers, Aeropuerto Caracas, S.A., Oficina de Promoción de Exportaciones, C.A. (Promexport), and Venamcham. He is an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Gustavo Machado C.
Alternate Director

An economist with undergraduate studies at the Central University of Venezuela, a postgraduate specialization in International Banking at Manufacturers Hannover Trust (New York, USA), and a postgraduate degree in Journalism and Media Management at the University of Navarra (Pamplona, Spain). He has worked at Gerencia de Inversiones Mavaica (a tourist construction company) and served as Coordinator of the Publicaciones Capriles economy section. He has engaged in foreign trade activities related to exports, and was Corporate Strategic Planning Manager of Consorcio Banco Metropolitano-Confinanzas-Banco Hipotecario de Crédito Urbano. He is currently Vice President of Cadena Capriles and an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Marturet M.
Alternate Director

A Computer Engineer trained at Simón Bolívar University who has done postgraduate studies in Business Management at the same university. He is a Member of the Board of Directors of Ed. Marturet Cía. y Scrs., and was Planning Area Coordinator at C.A. La Electricidad de Caracas, where he held a series of positions in the Information Technology area. He is an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Carlos Hellmund Blohm
Alternate Director

An Industrial Engineer with a baccalaureate degree from Northeastern University (USA) and a Master in Business Administration degree (MBA/SLOAN Fellowship) from the London Business School (UK). President of Laboratorios Rapid Fot, C.A., Principal Director of Casa Hellmund and Seguros Comerciales Bolívar, Executive Director of Hellmund GMS, C.A., Director of Grupo Corpalmar and the Defense of Nature Foundation, Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), and Member of the London Business School's Board of Trustees Latin American Region.

Eduardo Mier y Terán
Alternate Director

A Civil Engineer trained at Andrés Bello Catholic University and holder of a Master of Science degree from Stanford University (USA). He was General Manager of Inversiones Tacoa, C.A. and President of Educrédito. He is currently Chairman of the Boards of Directors of: Moore de Venezuela, S.A., Industrias Plycem, S.A., Pavco de Venezuela, S.A., Agregados Livianos, C.A., and Desarrollos e Inversiones, S.A. He is a Director of Corporación Industrial Carabobo, C.A. and Cerámica Carabobo, C.A., and an Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Subsidiaries

Banco Mercantil, C.A. (Banco Universal)

Avenida Andrés Bello No. 1,
Edificio Mercantil.
Caracas 1050. Venezuela
Phone: (58-0212) 503.1111;
Telex: 27002/27003 BMER VC
Fax: (58-0212) 503.1239
P O Box 789, Caracas 1010-A, Venezuela
e-mail: mercan24@bancomercantil.com
Website: www.bancomercantil.com
Call Center: (58-0212) 503.2412

Agencies and Branch

Miami Agency

220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.8500;
Fax (1-305) 460.8595/96
Telex: 68121 BMER UW
e-mail: agonzalez@combnk.com
Manager: Alberto González

New York Agency

11 East 51st. Street, New York,
NY, 10022-5903, U.S.A.
Phone: (1-212) 891.7400.
Fax (1-212) 891.7411
e-mail: darnal@bancomercantilny.com
Manager: Diego Arnal

Curaçao Branch

Abraham Mendez Chumaceiro Boulevar 1,
Willemstad, Curaçao, Netherlands Antilles
Phone: (5999) 461.1566/2117
Fax (5999) 461.1828;
Telex 390-1252 BMCUR NA
Manager: Frank Girigori

Representative offices

Bogotá

Av. 82, Nº 12-18, Piso 7. Aptdo. 75168,
Santafé de Bogotá, Colombia
Phone: (57-1) 635.0017;
Telefax (57-1) 623.7770
e-mail: amartinez@bancomercantil.com.co
Representative: Alberto Martínez

Sao Paulo

Av. Paulista, Nº 1842,3º andar Cj. 37 Edif.,
Cetenco Plaza, Torre Norte-Cep 01310-200
Sâo Paulo SP, Brasil,
Phone: (55-11) 287.8566;
Fax (55-11) 289.5854
e-mail: mercansp@uol.com.br
Representative: Néstor Girón

Lima

Paseo de la República Nº 3211, 5º piso,
San Isidro.
Casilla 59-55, Lima 27, Perú
Phone: (51-1) 442.3880
Fax (51-1) 442.3870
e-mail: mercantil@napo.electrodata.com.pe
Representative: Francisco Sánchez

London

Hamilton House, 1 Temple Avenue,
London EC4Y OHA, United Kingdom
Phone (40-20-7) 489.2000;
Telefax: 4402072837549
e-mail: psolares@bancomercantil.co.uk
Representative: Pedro Solares

México

Eugenio Sue Nº 58, Colonia Polanco,
Chapultepec,
Delegación Miguel Hidalgo, C.P. 11560,
México, D.F.
Phone (52-2) 282.2300; Fax (52-2) 280.9418
e-mail: mercvenmex@compuserve.com.mx
Representative:Fernando Sordo

Principal Subsidiaries

Commercebank N.A.

220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 629.1200;
Fax: (1-305) 629.1400
Website: www.commercebankfl.com

Banco Mercantil Schweiz, AG

Stockerstrasse 38, CH-8039.
P.O. Box 1052. Zurich, Switzerland
Phone (41-1) 201.8101;
Telefax (41-1) 201.8102
e-mail: jfischer@bancomercantil.zu.com
Manger: Joaquín Fischer

Merinvest

Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 24. Caracas, Venezuela
Phone: (58-0212) 503.2700;
Fax: (58-0212) 503.2757
e-mail: merinvest@bancomercantil.com

Seguros Mercantil

Calle Panamá con Avenida Libertador,
Edificio Seguros Mercantil, Los Caobos,
Caracas, Venezuela
Phone: (58-0212) 709.0999
Fax: (58-0212) 793.0780

Mercantil Inversiones y Valores

(Formerly Inversora Maracima)
Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 27. Caracas, Venezuela
Phone: (58-0212) 507.1116/1160
Fax: (58-0212) 503.0515/1318
e-mail: aolivero@bancomercantil.com

Additional Information

Investors Relations

Av. Andrés Bello Nº1. Edificio Mercantil,
piso 25. Caracas 1050, Venezuela.
P.O Box 789.
Phones: (58-0212) 503.1335 503.3546
Fax: (58-0212) 503.1075
e mail: inversionista@bancomercantil.com

Office of the President

Av. Andrés Bello Nº1. Edificio Mercantil,
piso 35. Caracas 1050, Venezuela.
P.O. Box 789.
Phones: (58-0212) 503.1995 503.1996
Fax: (58-0212) 503.1382
e mail: presidencia@bancomercantil.com

Corporate Communications

Av. Andrés Bello Nº1. Edificio Mercantil,
piso 33. Caracas 1050, Venezuela.
P.O.Box 789.
Phones: (58-0212) 503.1670
Fax: (58-0212) 503.1589
e mail: comunicaciones@bancomercantil.com

General Production: Corporate Communications Management **Photography:** Mercantil Archives **Graphic Design:** Chávez & López
Pre-press: Colorscan Fotolito, C.A. **Printing:** Intenso Offset, C.A. Caracas, Venezuela September 2001

Report of Independent Accountants

Mercantil Servicios Financieros

2001 Semi-Annual Report


MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS, C.A.
AND ITS SUBSIDIARIES

Report of Independent Accountans
and Consolidated Financial Statements
June 30, 2001 and December 31, 2000


MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS, C.A.
AND ITS SUBSIDIARIES

Report of Independent Accountans
and Consolidated Financial Statements
June 30, 2001 and December 31, 2000

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de

PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: 902 6666
Telecopier: 991 5210

July 23, 2001

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros, C.A. (MSF) and its subsidiaries at June 30, 2001 and December 31, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the six - month periods then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules and instructions laid down by the Venezuelan Securities and Exchange Commission (CNV). As explained in Note 2, these rules differ in certain respects from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants mainly because they do not require presentation of inflation - adjusted financial statements. Mercantil Servicios Financieros, C.A. presents, as supplementary information, financial statements prepared in conformity with accounting principles generally accepted in Venezuela (see Note 29).

Firma miembro de

ESPIÑEIRA, SHELDON Y ASOCIADOS

PRICEWATERHOUSECOOPERS

To the Shareholders and Board of Directors
July 23, 2001

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at June 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for the six - month periods then ended, in conformity with the rules and instructions laid down by the Venezuelan Securities and Exchange Commission (CNV).

ESPIÑEIRA, SHELDON Y ASOCIADOS



Pedro Pacheco Rodríguez

CPC 27599
CNV P-810

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	June 30, 2001	December 31, 2000 (Note 2x)
	(Millions of bolivars)	
ASSETS		
CASH (Note 3)	728,594	787,590
DEPOSITS IN OTHER BANKS	67,954	76,166
INVESTMENT SECURITIES (Note 4)	1,065,572	749,022
LOAN PORTFOLIO, NET (Note 5)	2,301,743	2,227,761
INTEREST AND COMMISSIONS RECEIVABLE, NET (Note 6)	53,808	63,764
INVESTMENTS IN SUBSIDIARIES AND AFFILIATES (Note 7)	8,315	7,215
FIXED ASSETS (Note 8)	214,815	240,072
OTHER ASSETS (Note 9)	316,856	309,495
TOTAL ASSETS	4,757,657	4,461,085
MEMORANDUM ACCOUNTS (Note 21)	7,771,070	6,995,626

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	June 30, 2001	December 31, 2000 (Note 2x)
	(Millions of bolivars)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS (Note 10) -		
Non-interest bearing	857,099	897,999
Interest-bearing	1,021,374	804,165
Savings deposits	688,236	658,118
Time deposits	1,075,734	1,015,225
	3,642,443	3,375,507
DEBT (Note 11) -		
Loans and acceptance notes from financial institutions	143,662	170,108
Special financing programs	15,711	17,045
Mortgage certificates and other	764	3,866
	160,137	191,019
INVESTMENTS SOLD UNDER REPURCHASE AGREEMENTS (Note 12)	11,325	13,019
OTHER LIABILITIES (Note 13)	258,662	222,700
SUBORDINATED DEBT (Note 14)	46,670	38,445
TOTAL LIABILITIES	4,119,237	3,840,690
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	53,840	54,319
SHAREHOLDERS' EQUITY (Note 19):		
Nominal capital stock	57,291	57,291
Capital inflation adjustment	191,709	191,709
Paid-in surplus	67,143	67,143
Legal reserve	160,256	156,380
Negative goodwill	-	1,423
Translation adjustment of net assets of subsidiaries abroad	(7,417)	(9,171)
Retained earnings	136,961	123,091
Shares repurchased held by subsidiaries	(24,032)	(17,430)
Unrealized gain (loss) on investments available for sale	2,669	(4,360)
TOTAL SHAREHOLDERS' EQUITY	584,580	566,076
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,757,657	4,461,085
MEMORANDUM ACCOUNTS (Note 21)	7,771,070	6,995,626

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Six-month periods ended	
	June 30, 2001	December 31, 2000 (Note 2x)
	(Millions of bolivars)	
INTEREST INCOME:		
Interest on loan portfolio	209,869	205,438
Interest on investments (Note 4)	60,118	47,423
Interest on deposits	7,413	9,335
Total interest income	277,400	262,196
INTEREST EXPENSE:		
Demand and savings deposits	23,088	23,190
Time deposits	40,146	39,917
Loans	11,030	11,284
Total interest expense	74,264	74,391
GROSS FINANCIAL MARGIN	203,136	187,805
Allowance for losses on loan portfolio (Note 5)	21,691	14,558
NET FINANCIAL MARGIN	181,445	173,247
COMMISSIONS AND INCOME FROM SERVICES:		
Trust fund operations	5,694	4,914
Foreign currency transactions	2,675	2,627
Commissions on customer account transactions	14,511	13,335
Commissions on letters of credit and guarantees granted	2,069	1,970
Commissions on loans granted from the Housing Savings Fund and other	14,574	13,147
	39,523	35,993
OTHER OPERATING INCOME (EXPENSE), NET:		
Equity in other affiliates	3,543	(6,619)
Exchange gain, net	3,488	4,270
Income from sale of property (Note 8)	1,917	4,734
Gain on sale of investments, net (Note 4)	5,343	4,385
Recovery of bad loans written-off (Note 5)	3,135	2,538
Other income, net	6,953	5,443
	24,379	14,751
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	27,384	23,195
Reserve for claims	(1,396)	(1,019)
Claims received	(20,736)	(19,397)
	5,252	2,779
OPERATING EXPENSES:		
Salaries and employee benefits	91,064	75,361
Occupancy expenses (Notes 8 and 17)	50,426	51,451
Fees paid to regulatory agencies (Note 1)	5,569	3,834
Other operating expenses (Note 18)	76,071	69,445
	223,130	200,091
INCOME BEFORE TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST	27,469	26,679
TAXES (Note 15):		
Current	(7,603)	(6,339)
Deferred	1,568	1,110
INCOME BEFORE EXTRAORDINARY ITEM AND MINORITY INTEREST	21,434	21,450
BENEFIT FROM UTILIZATION OF TAX LOSSES	-	2,100
MINORITY INTEREST	(43)	(749)
NET INCOME	21,391	22,801
NET INCOME PER SHARE (in bolivars)	59.37	61.76
WEIGHTED AVERAGE OF OUTSTANDING SHARES	360,280,064	369,190,272

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND DECEMBER 31, 2000

(Millions of bolivars)

	Capital stock									
	Nominal	Inflation adjustment	Paid-in surplus	Legal reserve	Negative goodwill	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Shares repurchased held by subsidiaries	Unrealized gain (loss) on investments available for sale (Note 2d)	Total shareholders' equity
Balances at June 30, 2000	52,257	191,709	72,177	152,753	1,523	(11,210)	108,615	(8,399)	6,952	566,377
Net income for the six-month period	-	-	-	-	-	-	22,801	-	-	22,801
Shares repurchased	-	-	-	-	-	-	-	(8,911)	-	(8,911)
Shares held by subsidiary	-	-	-	-	-	-	-	(120)	-	(120)
Negative goodwill	-	-	-	-	(100)	-	-	-	-	(100)
Appropriation to legal reserve	-	-	-	3,627	-	-	(3,627)	-	-	-
Stock dividends	5,034	-	(5,034)	-	-	-		-	-	-
Cash dividends	-	-	-	-	-	-	(4,698)	-	-	(4,698)
Unrealized loss on investments available for sale	-	-	-	-	-	-	-	-	(11,312)	(11,312)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	2,039	-	-	-	2,039
Balances at December 31, 2000	57,291	191,709	67,143	156,380	1,423	(9,171)	123,091	(17,430)	(4,360)	566,076
Net income for the six-month period	-	-	-	-	-	-	21,391	-	-	21,391
Shares repurchased	-	-	-	-	-	-	-	(6,602)	-	(6,602)
Negative goodwill	-	-	-	-	(1,423)	-	-	-	-	(1,423)
Appropriation to legal reserve	-	-	-	3,876	-	-	(3,876)	-	-	-
Cash dividends	-	-	-	-	-	-	(3,645)	-	-	(3,645)
Unrealized gain on investments available for sale	-	-	-	-	-	-	-	-	7,029	7,029
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	1,754	-	-	-	1,754
Balances at June 30, 2001	57,291	191,709	67,143	160,256	-	(7,417)	136,961	(24,032)	2,669	584,580

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six month periods ended	
	June 30, 2001	December 31, 2000 (Note 2x)
	(Millions of bolivars)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	21,391	22,801
Adjustments to reconcile net income to net cash provided by (used in) operating activities -		
Depreciation and amortization	28,724	25,140
Allowance for losses on loan portfolio	21,691	14,558
Employee termination benefits paid	(6,510)	(3,955)
Accrual for employee termination benefits	9,338	5,050
Allowance for other assets	6,368	5,484
Net change in operating accounts -		
Interest and commissions receivable	9,956	(5,302)
Other assets	(26,387)	(54,464)
Other liabilities	33,134	(14,382)
Minority interest payable	(479)	(5,708)
Net cash provided by (used in) operating activities	97,226	(10,778)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net change in deposits with other banks	8,212	(3,457)
Loans granted	(3,004,211)	(1,891,965)
Loans collected	2,910,292	1,680,451
Net change in investment securities	(309,521)	131,964
Net change in investments in subsidiaries and affiliates	(1,100)	(2,901)
Additions to fixed assets, net of depreciation and write-offs	9,191	18,532
Net cash used in investing activities	(387,137)	(67,376)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in deposits	266,936	283,899
Net change in short-term liabilities	(20,861)	(11,725)
New long-term debt	2,204	35,843
Long-term debt repaid	(12,225)	(37,361)
Net change in investments sold under repurchase agreements	(1,694)	4,919
Net change in subordinated debt	8,225	11,185
Cash dividends	(3,645)	(4,698)
Shares repurchased	(6,602)	(8,911)
Shares held by subsidiary	-	(120)
Negative goodwill	(1,423)	(100)
Net cash provided by financing activities	230,915	272,931
CASH AND CASH EQUIVALENTS:		
Net increase (decrease) for the six-month period	(58,996)	194,777
At the beginning of the six-month period	787,590	592,813
At the end of the six-month period	728,594	787,590
SUPPLEMENTARY INFORMATION:		
Taxes paid	9,140	7,874
Interest paid	77,520	69,019
Assets received in lieu of payment	3,726	6,928
Translation adjustment of net assets of subsidiaries abroad	1,754	2,039
Restatement of investments available for sale at fair market value	7,029	(11,312)
Stock dividends	-	5,034
Preferred stock issued	-	52,360
Goodwill on acquisition of Interbank	-	130,202
Net assets from Interbank	-	77,842

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001 AND DECEMBER 31, 2000

NOTE 1 - REPORTING ENTITY AND REGULATORY ENVIRONMENT :

Reporting entity -

Mercantil Servicios Financieros, C.A. (MSF) was incorporated in Venezuela on April 24, 1997. Its shares are listed on the Caracas Stock Exchange (CSE). In addition, MSF has an American Depository Receipts (ADR) program, Level 1, which is listed on the Over the Counter (OTC) market in the United States of America (the U.S.) with Class "B" shares as underlying assets. MSF's business activities are mainly those of its majority-owned subsidiary, Banco Mercantil, C.A. (Banco Universal), in Venezuela and Commercebank in the U.S.

Banco Mercantil, C.A. (Banco Universal) was founded in 1925 and, like its subsidiaries, it operates in the financial services sector in Venezuela and abroad. The Bank's primary activities consist in providing financial intermediation services to individuals and corporations through its main office in Caracas and its agencies located throughout the country. Banco Mercantil has a subsidiary in Colombia (Holding de Inversión Mercantil de Colombia, formerly Banco Mercantil de Colombia, S.A.), agencies in the U.S. (Coral Gables, FL and New York, NY) and a branch in Curaçao.

Other MSF subsidiaries include: Merinvest, C.A.; Seguros Mercantil, C.A.; Holding Mercantil Internacional and its subsidiaries; Banco Mercantil Venezolano, N.V. (off -shore bank domiciled in the Netherlands Antilles) and its subsidiary Banco del Centro, S.A. (domiciled in Panama); Banco Mercantil (Switzerland) AG (domiciled in Switzerland) and its subsidiary, BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.).

Regulatory environment -

The regulatory environment for MSF and its subsidiaries is determined by the current regulations of the countries where they operate. MSF is regulated by the Capital Markets Law and the CNV. Below is a summary of the main regulations which govern MSF and its subsidiaries:

Banco Mercantil, C.A. (Banco Universal) -

The activities of Banco Mercantil are regulated by the General Law of Banks and Other Financial Institutions, the Financial Regulation Law and the rules and instructions of the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks), the Financial Regulation Board and the Banco Central de Venezuela (BCV).

Bank interest or discount rates, both for lending and savings operations, are agreed between the financial institution and its clients based on free market conditions.

The BCV requires the Bank to maintain a minimum reserve deposited in full at this institution equal to 17% of all Bank placements, customer deposits, liabilities and other deposits, with the exception of liabilities with the BCV, the Deposit Guarantee and Bank Protection Fund (FOGADE) and other financial institutions. An amount equivalent to 11% of this reserve is non-interest bearing and the remaining balance earns interest at a rate equivalent to the weighted average deposit rate paid by commercial and universal banks on savings and time deposits during the week immediately preceding constitution of the reserve which, at June 30, 2001, was 6.98% (7.5% at December 31, 2000). This reserve deposit must be made in U.S. dollars when the related placement, customer deposit, liability or other deposit is in foreign currency. This portion of the reserve deposit earns no interest.

Venezuelan financial institutions regulated by the General Law of Banks and Other Financial Institutions are required to pay fees to FOGADE. Among other things, FOGADE guarantees customer deposits at financial institutions up to a given amount per depositor. In accordance with instructions issued by FOGADE, the biannual fee amounts to 0.25% of customer deposits and is payable in six monthly installments. During the six-month period ended June 30, 2001, this fee amounted to Bs 4,919 million (Bs 3,214 million during the six-month period ended December 31, 2000) and is recorded under Fees paid to regulatory agencies.

Furthermore, the General Law of Banks and Other Financial Institutions requires Venezuelan banks and other financial institutions regulated by this Law to pay a special fee to support the Superintendency of Bank's operations. The annual fee is 0.03% of the average of Banco Mercantil's assets and is payable on a monthly basis. This fee is recorded under Fees paid to regulatory agencies.

MSF's branch, agencies and subsidiary banks abroad are subject to specific requirements of the regulatory agencies in the countries where they operate. These include, among other things, prior approval of certain transactions, quality of assets and capital and liquidity ratios, as explained below:

Banco Mercantil, C.A. (Banco Universal) Curaçao Branch -
This branch operates in the Netherlands Antilles. It is supervised and controlled by the Central Bank of the Netherlands Antilles.

Banco Mercantil, C.A. (Banco Universal) Agencies in Coral Gables, FL and New York, NY (U.S.) -
These agencies are subject to the regulations of the States of Florida and New York, respectively, in respect of their license to operate in the U.S. In addition, they are supervised and regulated by the U.S. Federal Reserve System.

Holding de Inversión Mercantil de Colombia, S.A., formerly Banco Mercantil de Colombia, S.A. (Colombia) -
While operating as a commercial bank in Colombia, this 99.99%-owned subsidiary was subject to inspection, supervision and control by the Superintendency of Banks and by Banco de la República or Banco Central de Colombia, and by the Financial Institutions Guarantee Fund (FOGAFIN).

In February 2001 this subsidiary was authorized by the Superintendency of Banks to cease operations as a commercial bank, in response to a request made in December 2000. Accordingly, Banco Mercantil de Colombia, S.A. changed its name to Holding de Inversión Mercantil de Colombia, S.A. This new institution is neither controlled nor monitored by the aforementioned Superintendency.

In December 2000 Holding de Inversión Mercantil de Colombia, S.A. sold financial assets and liabilities at a net book value of 56,172 million Colombian pesos (equivalent to Bs 18,164 million) to Bancolombia, a Colombian financial institution. Banco Mercantil, C.A. (Banco Universal) stands as joint and several guarantor to the quality of a portion of the assets sold for one year and will guarantee compliance with the obligations and veracity of the representations made by Holding de Inversión Mercantil de Colombia, S.A. in this sale of assets and liabilities.

Banco Mercantil Venezolano, N.V. (Netherlands Antilles) -
This wholly-owned subsidiary was incorporated and operates in the Netherlands Antilles. It is supervised and controlled by the Central Bank of the Netherlands Antilles.

Commercebank N.A. (U.S.A.) -
As a federal bank in the U.S., this wholly-owned subsidiary is supervised and regulated by the Office of the Comptroller of the Currency (OCC). Its Head Office, Commercebank Holding Co., is supervised by the U.S. Federal Reserve System. Commercebank, N.A. is also a member of the Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) and has nine agencies in the State of Florida and one in New York City.

Banco del Centro, S.A. (Panama) -
This wholly-owned subsidiary is supervised by the Superintendency of Banks of Panama.

Banco Mercantil (Switzerland) AG -
This wholly-owned subsidiary is located in Zurich and is mainly engaged in financial and private banking operations. It is supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

BMC Bank & Trust Limited (Grand Cayman) -
This wholly-owned subsidiary is located in Grand Cayman, Cayman Islands and is supervised by the Cayman Island Monetary Authority.

Merinvest, C.A. -
This wholly-owned subsidiary is a holding company for subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV, the Capital Markets Law and the Law of Collective Investment Entities.

Seguros Mercantil, C.A. -
This wholly-owned subsidiary is engaged in insurance activities and is regulated by the Law of Insurance and Reinsurance Companies and its regulations and by the accounting rules and instructions laid down by the Venezuelan Superintendency of Insurance.

The Law of Insurance and Reinsurance Companies requires that an annual fee be paid to cover the operations of the Superintendency of Insurance. This fee amounts to a minimum of 0.20% and a maximum of 0.30% of net premiums earned in the previous year and is recorded under Fees paid to regulatory agencies.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES IN USE :

As indicated in Note 1, MSF is regulated by the CNV and therefore required to present its financial statements in accordance with the rules and instructions of this entity, which differ from accounting principles generally accepted in Venezuela, published by the Venezuelan Federation of Public Accountants mainly because they do not require presentation of inflation-adjusted financial statements. The CNV also requires MSF to include inflation-adjusted financial statements as supplementary information (see Note 29).

In July 2000 the CNV mandated, by way of exception, that the accounting rule applicable to MSF in the preparation and presentation of its financial statements expressed in historical bolivars is International Accounting Standard No. 29 (IAS-29). According to this standard, when an economy ceases to be hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous reporting period as a basis for the preparation of financial statements expressed in historical bolivars. Therefore, MSF has taken the amounts expressed in terms of purchasing power at December 31, 1999 as the basis for presentation of its financial statements expressed in historical bolivars for subsequent periods.

Banco Mercantil and Seguros Mercantil prepare their financial statements based on accounting manuals and the rules and instructions of the Superintendency of Banks and the Superintendency of Insurance, respectively. Consequently, the necessary adjustments and classifications have been made to present the consolidated financial statements in compliance with the rules and instructions of the CNV.

Below is a summary of the accounting principles in use:

a) Consolidation -

The consolidated financial statements at June 30, 2001 and December 31, 2000 include the accounts of MSF and its subsidiaries at those dates (see Note 1) and Inversiones y Valores Mercantil, C.A. and Merinvest, C.A. at May 31, 2001 and November 30, 2000, respectively. All significant intercompany transactions and balances have been eliminated in consolidation.

b) Translation of the financial statements of the branch, agencies and subsidiaries abroad -

Assets and liabilities are translated at the year-end exchange rate (see Note 2v). Income statement accounts are translated at the average exchange rate for the six-month period for the branch and agencies of Banco Mercantil and for the subsidiaries abroad, except for Holding de Inversión Mercantil de Colombia, S.A., which are translated at the current year-end exchange rate. Equity accounts are translated at the historical exchange rate. The result from translation is recorded in the statement of shareholders' equity as Translation adjustment of net assets of subsidiaries abroad, in respect of subsidiaries abroad, and in the statement of income, for the branch and agencies.

c) Use of estimates in the preparation of financial statements -

The preparation of financial statements and their notes in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses for the reporting periods. Actual amounts may differ from those estimates.

d) Investment securities -

Investment securities are classified upon acquisition, based on their intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, restricted investments and other, as indicated below:

Investments in trading securities -
Investments in trading securities are recorded at fair market value and comprise investments in debt and equity securities which may be converted into cash within ninety days as from their acquisition. Unrealized gains and losses resulting from differences in fair market values are included in the statement of income.

Investments in securities available for sale -
Investments in debt and equity securities available for sale are recorded at fair market value and unrealized gains and losses, net of income tax, resulting from differences in fair market value are included in the statement of shareholders' equity under Unrealized gain (loss) on investments available for sale. Investments in securities available for sale not listed on the stock exchange and whose fair market value is not easily computed are recorded at cost. Permanent losses from decreases in the fair

market value of these investments are recorded for the period in which they occur in the statement of income. Any subsequent increase in market value, net of income tax, is recognized as an unrealized gain and in equity accounts.

The initial accounting treatment applied by MSF in 2000 for the adoption of Statement of Accounting Principles No. 15 (DPC 15) gave rise to a debit to Unrealized gain (loss) on investments available for sale of Bs 51,073 million and a credit to Retained earnings. During the first semester of 2001, in order to adapt its accounting treatment to the alternative treatment applied by its main subsidiary, Banco Mercantil, which allows the effect of adopting an accounting policy change to be recorded in the consolidated statement of income for the period in which it occurs, MSF eliminated the effect of the previously mentioned adjustment to Retained earnings. The balances of the equity accounts at December 31, 2000 include the result of this adjustment.

Investments in securities held to maturity -

These investments relate to debt securities that MSF has the firm intention and ability to hold until their maturity and are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums are amortized over the life of the securities with a debit or credit to Interest on investments. Permanent losses from decreases in fair market value of these investments are recorded for the period in which they occur in the statement of income. Any subsequent recovery of the fair market value does not affect the new cost basis.

Investments in securities held to maturity are shown net of customer deposits made through transfers of liquid assets funds and certificates of participation.

Restricted investments -

Restricted investments are recorded at realizable value, which is considered to be cost or par value. MSF and its subsidiaries use the specific identification or average cost method to calculate the cost of securities. Realized gains and losses on the sale of investments in trading securities and/or investments available for sale are also calculated using this method.

e) Loan portfolio

Rescheduled loans are those whose original repayment schedule, term or other conditions have been modified based on a refinancing agreement, under certain terms and conditions set forth in the Accounting Manual for Banks and Other Financial Institutions.

Commercial loans are classified as overdue thirty days after maturity date. Term loans are shown as overdue if repayment is delayed by more than thirty days. If an installment is more than ninety days past due, the entire principal balance is classified as overdue.

Loans in litigation are those that are in the process of being collected through legal proceedings.

f) Allowances for risks of uncollectibility of loan portfolio and contingent loans

Under the regulations of the Financial Regulation Board, Banco Mercantil performs a review of its loan portfolio and its contingent loans on a quarterly basis to determine the specific allowance for losses on each loan. This review has to cover no less than 90% of this portfolio and take into account factors such as economic conditions, client credit risk, credit experience, and other factors. The Bank's review covers its entire Venezuelan loan portfolio.

In addition, under the regulations of the Superintendency of Banks and the Financial Regulation Board, Banco Mercantil maintains a general allowance of 2% of the principal balance of the loan portfolio at September 1, 1999 and, as from that date, an additional 1% of any increase in the gross principal balances of the loan portfolio. Banco Mercantil complies with this requirement.

The allowance for losses on loan portfolio of the branch, agencies and subsidiaries abroad is based on the specific requirements of the regulatory agencies in the countries where they operate and management's assessment of the collectibility of these loan portfolios.

g) Unconsolidated affiliates

MSF uses the equity method to account for investments in 20% to 50%-owned affiliates (see Note 7).

h) Fixed assets

Fixed assets are recorded at inflation-adjusted cost through December 31, 1999, net of depreciation. As from 2000 MSF has ceased to adjust its fixed assets for the effects of inflation and additions to fixed assets have been recorded at cost. Related depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Gains and losses on the sale of personal and real property are shown under Income from sale of property. Fully depreciated fixed assets are recorded in Memorandum accounts (see Note 8).

i) Assets available for sale

Personal and real property received in lieu of loan repayment is amortized using the straight-line method over one and three years, respectively. These assets are shown at cost, net of accumulated amortization. Gains and losses from the realization of assets available for sale are included in the statement of income under Income from sale of property (see Note 9).

Idle assets are those no longer used by Banco Mercantil. These assets are written out of the asset accounts over a period of twenty-four months and their book value does not exceed their market value.

j) Other assets

Banco Mercantil assesses the collectibility of items recorded under Other assets using the same criteria, where applicable, as those applied to the loan portfolio. Furthermore, Banco Mercantil records provisions for items that warrant it based on their age, nature, or the requirements of the Superintendency of Banks. Other MSF subsidiaries follow the same criteria (see Note 9).

k) Deferred expenses

Deferred expenses relate mainly to office installation and improvement expenses, which are recorded at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over four years (see Note 9).

l) Goodwill

Goodwill from the purchase of Interbank and Seguros Mercantil shares is being amortized by the straight-line method over twenty years (see Notes 9 and 28).

m) Deferred income tax

MSF and its subsidiaries recognize deferred income tax in respect of timing differences between financial and taxable income which are expected to reverse in future periods and are mainly represented by temporarily nondeductible provisions. In the case of the allowance for losses on loan portfolio in Venezuela, only those classified as high risk or nonrecoverable are taken into account (see Note 9).

n) Financial lease contracts

Assets acquired under financial lease contracts are recorded in the balance sheet at cost, as are the related liabilities, which are equivalent to the present value of future lease payments. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

o) Residual value

Residual value is the estimated value of assets upon termination of the financial lease contract. MSF recognizes residual value as income when collected.

p) Investments sold under repurchase agreements

Investments sold under repurchase agreements are treated as financing operations and recorded as a liability for the amount of the funds received from the transaction. The difference between the repurchase price of the investments and the initial sales price is recognized as interest expense (see Note 12).

q) Reserve for claims

The reserve for outstanding claims is a reasonable estimate based on information available on claims made before the end of the six-month period, including related costs. The mathematical reserves have been certified by independent actuaries based on the estimated rates of return on future investments and expected mortality rates (see Note 13).

r) Accrual for employee termination benefits

MSF and its Venezuelan subsidiaries accrue employee termination benefits, which are a vested right of employees according to Venezuelan Labor Law and the prevailing collective labor agreement, and deposit them in a trust fund on behalf of each employee. Under certain circumstances, the Law provides for an additional indemnity payment for unjustified dismissals. Based on experience, MSF and its Venezuelan subsidiaries have recorded an additional provision to cover this contingent liability (see Note 13).

Additionally, Venezuelan labor Law requires mandatory profit sharing for workers and employees, with minimum and maximum payments of fifteen days and four months of salary, respectively. MSF and its Venezuelan subsidiaries pay four months' salary in this connection.

s) Employee benefit plans

MSF has a long-term defined-benefit pension plan covering all eligible employees that also provides certain retirement benefits based on the provisions of the plan. The related costs and liability are calculated using internationally accepted actuarial and accounting methods, and the costs are expensed. Actuarial bases are revised on a regular basis and actuarial gains and losses are amortized over time (see Note 16).

MSF uses an actuarial method known as the "Projected Unit Credit method" to calculate the present value of the Defined Benefit Obligation (DBO).

In addition, MSF provides a stock option plan to certain officers for the acquisition of its shares at a fixed price (see Note 16).

t) Transactions with derivative instruments

Market values of transactions with derivatives are included under Memorandum accounts (see Note 21). Gains or losses from changes in market value of derivative instruments are included in the statement of income.

u) Recognition of revenue and expenses

Income and costs and expenses are recorded as earned or incurred, respectively. For operations in Venezuela, MSF and its subsidiaries record interest on loans, investments and accounts receivable as income when earned, except: a) Interest receivable on loan portfolios more than

thirty days overdue; b) Interest on overdue or litigated loan portfolios or loans classified as real risk, high risk or unrecoverable, and c) Overdue interest, which are all recorded as income when collected. Interest collected in advance is included under Other liabilities as deferred interest and recorded as income when earned (see Note 13). Commissions from loans granted are recorded as income upon collection.

Income from financial lease contracts and depreciation costs of the corresponding leased property are recorded net in the statement of income as Income from loan portfolio.

v) Foreign currency -

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances in foreign currency at June 30, 2001 are shown at the exchange rates of Bs 718/US$1, Bs 0.3115/Ps1 and Bs 401.95/CHF1 (Bs 699/US$1, Bs 0.31975/Ps1 and Bs 425.08/CHF1 at December 31, 2000). Exchange gains and losses are included in the statement of income for the six-month period.

w) Net income per share

Net income per share is determined by dividing net income for the six-month period by the weighted average of outstanding shares, adjusted for stock dividends, which are considered outstanding for the periods presented.

x) Reclassifications for comparative purposes -

For comparative purposes, the financial statements at December 31, 2000 include reclassifications of certain account balances, mainly related to the instructions of the Superintendency of Banks, whereby funds from the Housing Mutual Fund should be recorded under Memorandum accounts (see Notes 2d and 21).

y) Cash flows

For the purpose of the consolidated statement of cash flows, MSF considers cash and due from banks as cash equivalents.

NOTE 3 - CASH:

Cash comprises the following:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Cash	77,045	111,570
Deposits with BCV	396,351	431,147
Correspondent banks, net of credit balances of Bs 10,066 million and Bs 6,210 million, respectively	143,276	145,651
Pending cash items	111,922	99,222
	728,594	787,590

At June 30, 2001, the balance of the account with BCV includes Bs 339,316 million and US$7,535,000, equivalent to Bs 5,410 million (Bs 369,439 million and US$6,552,000, equivalent to Bs 4,580 million at December 31, 2000), in respect of reserve deposits in local and foreign currency, respectively.

Of the reserve deposit in local currency, Bs 119,618 million (Bs 130,390 million at December 31, 2000) is interest-bearing and during the six-month period ended June 30, 2001, Banco Mercantil recorded income of Bs 4,091 million in this connection (Bs 3,911 million during the six-month period ended December 31, 2000) included in the statement of income.

At June 30, 2001, the balance of Correspondent banks includes US$131,226,000, equivalent to Bs 94,210 million (US$175,275,000, equivalent to Bs 122,517 million at December 31, 2000), related to overnight deposits, which earn interest between 2.27% and 4.188% (between 4% and 7.625% at December 31, 2000).

Pending cash items relate to clearinghouse operations.

NOTE 4 - INVESTMENT SECURITIES:

Investment securities comprise the following:

a) Investments in trading securities -

	June 30, 2001		December 31, 2000	
	Cost	Book value (equivalent to market value)	Cost	Book value (equivalent to market value)
	(Millions of bolivars)			
Securities issued or guaranteed by the Venezuelan government :				
In local currency -				
National Public Debt Bonds, with annual interest between 14.45% and 21.38% (between 12% and 21.37% at December 31, 2000)	22,828	22,828 (1)	27,182	27,182 (1)
Treasury Notes, with annual interest between 15.37% and 15.72%	-	-	8,210	8,210 (1)
Other	8	8 (1)	8	8 (1)
	22,836	22,836	35,400	35,400
In foreign currency -				
Treasury Notes, with 4.06% annual interest	1,593	1,593 (1)	-	-
Eurobonds	-	-	6,346	6,346 (3)
Other	1,958	1,958 (1)	894	894 (3)
	3,551	3,551	7,240	7,240
	26,387	26,387	42,640	42,640
Shares issued by non-financial Venezuelan institutions	10	10 (2)	723	723 (2)
Debt securities issued by Venezuelan private-sector companies:				
C.A. Nacional Teléfonos de Venezuela (CANTV), with annual interest between 8.875% and 9.25%	-	-	5,045	5,045 (3)
PDVSA Finance Ltd., with annual interest between 8.75% and 9.375%	-	-	3,346	3,346 (3)
PDVSA América, with 7.875% annual interest	-	-	2,247	2,247 (3)
Pulp and Paper International Ltd., with 8.5% annual interest	-	-	2,021	2,021 (3)
C.A. La Electricidad de Caracas, with annual interest between 4.06% and 5.75%	3,720	3,720 (3)	-	-
Other	621	621 (3)	10	10 (3)
	4,341	4,341	12,669	12,669
Shares issued by foreign public and private-sector companies	-	-	24	24 (2)
Debt securities issued by foreign public and private-sector entities:				
Securities issued or guaranteed by the U.S. government, with 3.36% annual interest (between 5.69% and 5.71% at December 31, 2000)	11,076	11,076 (3)	3,770	3,770 (3)
Securities issued or guaranteed by other U.S. government agencies, with annual interest between 4% and 8.85% (between 4% and 11.75% at December 31, 2000)	5,382	5,382 (3)	2,443	2,443 (3)
Bonds issued by private-sector companies, at 9% annual interest	-	-	2,021	2,021 (3)
	16,458	16,458	8,234	8,234
Total investments in trading securities	47,196	47,196	64,290	64,290

b) Investments in securities available for sale -

	June 30, 2001			December 31, 2000		
	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)
	(Millions of bolivars)					
Securities issued or guaranteed by the Venezuelan government:						
In local currency -						
National Public Debt Bonds, with annual interest between 14.45% and 21.38% (between 14.77% and 20.64% at December 31, 2000)	198,258	(2,866)	195,392 (1)	177,719	1,089	178,808 (1)
Treasury Notes, with annual interest between 11.77% and 18.14% (between 14.17% and 15.47% at December 31, 2000)	13,976	26	14,002 (1)	20,309	367	20,676 (1)
	212,234	(2,840)	209,394	198,028	1,456	199,484
In foreign currency -						
Global bonds issued by the Venezuelan government, with 9.25% annual interest	-	-	-	2,693	-	2,693 (1)
Other	193	-	193	-	-	-
	212,427	(2,840)	209,587	200,721	1,456	202,177
Shares issued by Venezuelan financial institutions:						
Banco Monagas, C.A.	-	-	-	1,203	-	1,203 (4)
Shares issued by Venezuelan non-financial companies:						
C.A. Nacional Teléfonos de Venezuela (CANTV)	33,430	1,816	35,246 (2)	33,430	(5,708)	27,722 (2)
Venworld Telecom, C.A.	407	-	407 (2)	407	-	407 (2)
Siderúrgica Venezolana, S.A. (SIVENSA)	1,225	(1,078)	147 (2)	1,225	(747)	478 (2)
Superoctanos	866	-	866 (4)	866	-	866 (4)
Servicio Panamericano de Protección, C.A.	3,808	640	4,448 (4)	5,270	-	5,270 (4)
Consorcio Elca, C.A.	-	-	-	868	-	868 (4)
Other	3,282	789	4,071 (4)	1,973	1,119	3,092 (4)
	43,018	2,167	45,185	44,039	(5,336)	38,703
Debt securities issued by Venezuelan private-sector companies:						
C.A. La Electricidad de Caracas, with annual interest between 7.25% and 8.75% (between 8.9375% and 13.813% at December 31, 2000)	1,868	15	1,883 (3)	3,324	46	3,370 (3)
C.A. Nacional Teléfonos de Venezuela (CANTV), with annual interest between 8.875% and 9.25%	7,813	-	7,813 (3)	-	-	-
PDVSA Finance Ltd., with annual interest between 8.75% and 9.375%	6,036	31	6,067 (3)	-	-	-
PDVSA América, with 7.875% annual interest	1,793	22	1,815 (3)	-	-	-
Bariven, S.A., with 10.62% annual interest	2,893	50	2,943 (3)	-	-	-
Venezolana de Pulpa y Papel, C.A. (Venepal)	911	(661)	250 (3)	451	(275)	176 (3)
Pulp and Paper International Ltd., with 8.5% annual interest	2,070	(645)	1,425 (3)	-	-	-
Other	1,307	27	1,334 (3)	19	-	19 (3)
	24,691	(1,161)	23,530	3,794	(229)	3,565
Shares issued by foreign public and private-sector companies:						
Bancolombia, S.A., 4.85% owned	9,067	738	9,805 (2)	9,067	(2,270)	6,797 (2)
Securities issued or guaranteed by the U.S. government	3,861	-	3,861 (2)	4,885	-	4,885 (2)
Shares issued by foreign private-sector companies	68,978	-	68,978	-	-	-
Other	1,053	-	1,053 (2)	883	-	883 (2)
	82,959	738	83,697	14,835	(2,270)	12,565
Carried forward	363,095	(1,096)	361,999	264,592	(6,379)	258,213

	June 30, 2001			December 31, 2000		
	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)
	(Millions of bolivars)					
Brought forward	363,095	(1,096)	361,999	264,592	(6,379)	258,213
Debt securities issued by foreign public and private-sector companies:						
Securities issued or guaranteed by the U.S. government, with annual interest between 4.67% and 9.5% (between 5% and 9.5% at December 31, 2000)	420,155	3,209	423,364 (3)	289,934	1,901	291,835 (3)
Securities issued or guaranteed by other government agencies with annual interest between 3.6% and 8.5% (between 5.65% and 15.34% at December 31, 2000)	15,603	386	15,989 (3)	10,371	-	10,371 (3)
Bonds issued by private-sector companies, with annual interest between 4.02% and 10.87% (between 5.25% and 11% at December 31, 2000)	113,016	14	113,030 (3)	43,887	118	44,005 (3)
Bonds issued by financial institutions, with annual interest between 5.27% and 8% (between 5.75% and 15.59% at December 31, 2000)	42,329	156	42,485 (3)	20,415	-	20,415 (3)
	591,103	3,765	594,868	364,607	2,019	366,626
Total investments available for sale	954,198	2,669	956,867	629,199	(4,360)	624,839

Below is the classification of investments in securities available for sale according to maturity:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Up to six months	96,224	65,055
Six months to one year	30,277	28,167
One to five years	289,782	235,709
Five to ten years	134,877	73,694
Over ten years	405,707	222,214
	956,867	624,839

At December 31, 2000, shares of Banco Monagas, C.A. and Consorcio Elca, C.A. that belonged to Interbank are included under Investments in securities available for sale. These shares were expressly excluded from the merger negotiation between Banco Mercantil and Interbank. In August 2000, prior to the merger agreement, the Board of Directors of Interbank agreed to sell these shares, but needed authorization from the Superintendency of Banks and the National Telecommunications Commission to close the sale. Authorization was granted in January 2001 and the shares were sold that month. Therefore, at December 31, 2000, the aforementioned shares are shown in the investment portfolio of MSF.

During the six-month period ended June 30, 2001, MSF recorded net income of Bs 8,902 million (Bs 1,902 million during the six-month period ended December 31, 2000) from the realization of investments available for sale, recorded under Interest on investments and Gain on sale of investments, net.

c) Investments in securities held to maturity -

	June 30, 2001		December 31, 2000	
	Cost	Book value (equivalent to market value)	Cost	Book value (equivalent to market value)
	(Millions of bolivars)			
Securities issued or guaranteed by the Venezuelan government:				
In local currency -				
National Public Debt Bonds, with annual interest between 11.93% and 20.83% (between 12.54% and 40% at December 31, 2000)	355,154	355,154 (1)	434,182	434,182 (1)
Debt securities issued by Venezuelan private-sector companies:				
Venezolana de Pulpa y Papel, C.A., with 8.5% annual interest	22	22 (3)	107	107 (3)
C.A. Nacional Teléfonos de Venezuela (CANTV), with 8.87% annual interest	1,057	1,057 (3)	-	-
PDVSA Finance LTD., with annual interest between 8.75% and 9.37%	-	-	4,609	4,609 (3)
C.A. La Electricidad de Caracas, with 9.06% annual interest	-	-	839	839 (3)
Other	248	248 (3)	286	286 (3)
	1,327	1,327	5,841	5,841
Preferred stock mandatorily redeemable, issued by private-sector foreign companies, with annual interest between 7.75% and 8.74%	13,888	13,888 (3)	9,576	9,576 (3)
Debt securities issued by foreign public and private-sector companies:				
Securities issued or guaranteed by the U.S. government, with annual interest between 5.4% and 9.5%	-	-	24,001	24,001 (3)
Securities issued by agencies of other governments, with annual interest between 6% and 9% (between 6.45% and 11% at December 31, 2000)	5,103	5,103 (3)	3,111	3,111 (3)
Bonds issued by foreign financial institutions, with annual interest between 4% and 10% (between 6% and 9.75% at December 31, 2000)	7,085	7,085 (3)	5,381	5,381 (3)
Bonds issued by foreign private-sector companies, with 9% annual interest	2,290	2,290 (3)	432	432 (3)
	14,478	14,478	32,925	32,925
	384,847	384,847	482,524	482,524
Less:				
Investments assigned through liquid assets accounts and certificates of participation, with annual interest between 11% and 18.5% (between 8% and 14.67% at December 31, 2000)	(332,557)	(332,557)	(429,850)	(429,850)
Total investments in securities held to maturity	52,290	52,290	52,674	52,674

Below is the classification of investments in securities held according to maturity:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Up to six months	117,479	108,213
Six months to one year	161,927	115,529
One to five years	86,339	221,248
Five to ten years	5,213	3,889
Over ten years	13,889	33,645
	384,847	482,524

d) Restricted investments -

	June 30, 2001		December 31, 2000	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Venezuelan Government National Public Debt Bonds	3,770	3,770 (5)	578	578 (5)
U.S. Government Bonds	-	-	229	229 (5)
Shareholding in Banco Capital, C.A. trust fund assets (Note 9)	5,152	5,152 (6)	5,773	5,773 (6)
Other	297	297 (5)	639	639 (5)
Total restricted investments	9,219	9,219	7,219	7,219
Total investment securities	1,062,903	1,065,572	753,382	749,022

At June 30, 2001, the restricted investments portfolio includes securities for Bs 3,000 million acquired under a resale agreement with the Banco Central de Venezuela.

(1) Based on present value of future estimated cash flows.

(2) Market value based on prices listed on stock exchanges.

(3) Market value based on trading operations on the secondary market.

(4) Equity value based on most recent financial statements.

(5) Market value represented by par value.

(6) Other liabilities account includes a provision of Bs 1,300 million (see Note 9).

MSF's control environment includes policies and procedures to determine investment risks by entity and economic sector. At June 30, 2001, MSF has investment securities issued or guaranteed by the Venezuelan government and the BCV, and bonds issued by the U.S. government and government agencies, which represent 42.47% and 31.02%, respectively (57.64% and 26.81% at December 31, 2000) of its investment securities portfolio.

NOTE 5 - LOAN PORTFOLIO:

The loan portfolio is classified as follows:

	June 30, 2001						December 31, 2000	
	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
	(Millions of bolivars)							
By type of economic activity:								
Commercial	776,591	7,233	17,229	3,060	804,113	33	649,459	28
Foreign trade	407,652	3,857	93	-	411,602	17	440,101	19
Industrial	209,517	15,624	3,912	2,830	231,883	10	266,153	11
Construction	214,362	3,427	6,588	1,041	225,418	9	183,428	8
Consumer	144,888	11	6,568	-	151,467	6	153,652	7
Home mortgage	129,703	80	7,893	6,147	143,823	6	158,164	7
Services	130,902	9,073	1,864	2,383	144,222	6	153,183	6
Agriculture	134,173	770	1,824	857	137,624	6	153,101	6
Car loans	76,521	-	4,771	-	81,292	3	87,847	4
Other	89,185	807	3,694	741	94,427	4	99,387	4
	2,313,494	40,882	54,436	17,059	2,425,871	100	2,344,475	100
By type of guarantee:								
Unsecured	835,930	3,153	29,123	1,378	869,584	36	799,567	34
Mortgage	684,488	13,109	7,224	8,647	713,468	30	660,359	28
Pledge	416,872	20,394	4,036	4,832	446,134	18	473,102	20
Debenture	376,204	4,226	14,053	2,202	396,685	16	411,447	18
	2,313,494	40,882	54,436	17,059	2,425,871	100	2,344,475	100
By maturity:								
Up to three months	1,156,224	13,638	35,163	7,411	1,212,436	50	1,112,728	47
Three to six months	290,683	4	4,897	308	295,892	12	373,962	16
Six months to one year	178,836	65	4,311	795	184,007	8	168,634	7
One to two years	96,626	80	4,016	4,873	105,595	4	92,149	4
Two to three years	113,462	135	5,128	2,760	121,485	5	96,952	4
Three to four years	94,487	2,622	114	523	97,746	4	88,859	4
Four to five years	91,643	6,785	5	35	98,468	4	81,218	4
Over five years	291,533	17,553	802	354	310,242	13	329,973	14
	2,313,494	40,882	54,436	17,059	2,425,871	100	2,344,475	100
By geographic location of the debtor:								
Venezuela	1,456,670	34,994	50,539	11,710	1,553,913	64	1,517,847	65
United States of America	460,353	400	1,824	741	463,318	19	372,055	16
Mexico	115,513	-	-	-	115,513	5	107,628	5
Brazil	115,235	-	-	-	115,235	5	107,140	5
Peru	39,301	-	-	-	39,301	2	46,805	2
Colombia	23,218	1,278	1,266	4,286	30,048	1	30,493	1
Cayman Islands	25,987	4,210	-	-	30,197	1	35,146	1
Dominican Republic	19,568	-	-	-	19,568	1	29,949	1
Argentina	18,734	-	-	-	18,734	1	29,172	1
Other countries	38,915	-	807	322	40,044	1	68,240	3
	2,313,494	40,882	54,436	17,059	2,425,871	100	2,344,475	100

Below is the classification of the consolidated loan portfolio in accordance with the definitions and regulations of the Venezuelan Superintendency of Banks:

	June 30, 2001		December 31, 2000	
	(Millions of bolivars)	%	(Millions of bolivars)	%
Per type of risk:				
Normal	2,125,319	88	2,050,194	87
Potential	99,053	4	107,707	5
Real	136,433	6	125,334	5
High	54,697	2	44,517	2
Unrecoverable	10,369	-	16,723	1
	2,425,871	100	2,344,475	100

Below is the movement of the allowance for losses on the loan portfolio:

	Six-month periods ended	
	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Balance at the beginning of the six-month period	116,714	89,076
Allowance for the six-month period	21,691	14,558
Incorporation of reserves due to merger	-	22,405
Effect from translating allowances in foreign currency	635	698
Release of allowance	(45)	(977)
Loans written-off	(13,810)	(9,527)
Transfers from other reserves	(1,057)	481
Balance at the end of the six-month period	124,128	116,714

During the six-month period ended June 30, 2001, interest accrued due but not recorded as income in respect of overdue loans and loans in litigation amounted to Bs 24,259 million (Bs 23,036 million during the six-month period ended December 31, 2000). Interest on loan portfolios for the six-month period ended June 30, 2001 includes Bs 10,667 million (Bs 8,812 million during the six-month period ended December 31, 2000) of interest collected on overdue loans and loans in litigation, which had been deferred in previous years.

During the six-month period ended June 30, 2001, MSF wrote off unrecoverable loans for Bs 13,810 million (Bs 9,527 million during the six-month period ended December 31, 2000) against the allowance for losses on loan portfolio. MSF also collected Bs 3,135 million (Bs 2,538 million during the six-month period ended December 31, 2000) in respect of loans written-off as uncollectible in previous periods. Such collections are shown in the statement of income under Recovery of bad loans written-off. During the six-month period ended June 30, 2001, MSF recovered loans through the transfer of assets for Bs 3,726 million (Bs 6,928 million during the six-month period ended December 31, 2000) (see Note 9).

Banco Mercantil has trademark license agreements for use of VISA, MasterCard and Diners Club International credit cards. The Visa and MasterCard agreements require Banco Mercantil to maintain collateral deposited in foreign financial institutions.

MSF's control environment includes policies and procedures to determine credit risk by client and economic sector. The concentration of risk is limited since loans are granted in a variety of economic sectors and to a large number of clients. At June 30, 2001 and December 31, 2000, MSF does not have significant risk concentrations in its consolidated loan portfolio.

NOTE 6 - INTEREST AND COMMISSIONS RECEIVABLE, NET :

Interest and commissions receivable, net comprise the following:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Interest on:		
Loan portfolio	31,904	37,710
Investment securities	20,603	26,075
	52,507	63,785
Commissions receivable	4,175	5,336
Provision for potential losses (Note 9)	(2,874)	(5,357)
	53,808	63,764

NOTE 7 - INVESTMENTS IN SUBSIDIARIES AND AFFILIATES :

Investments in subsidiaries and affiliates are recorded by the equity method and comprise the following:

	June 30, 2001			December 31, 2000		
	Number of shares	Equity	Millions of bolivars	Number of shares	Equity	Millions of bolivars
		%			%	
Todo 1 Services, Inc.	15,000,000	40.52	4,027	15,000,000	100.00	2,941
Ciudad Residencial La Rosa, C.A.	239,203	29.90	2,264	239,203	29.90	2,073
Servicios Empresariales, C.A.	37,088	43.00	722	37,088	43.00	474
Proyectos Conexus	343,334	33.33	632	343,334	33.33	806
Corporación para el Desarrollo de Medina Corpomedina, C.A.	325,430	50.00	459	325,430	50.00	574
Other	-	20-50	211	-	20-50	347
			8,315			7,215

The investment in Todo 1 Services, Inc., a company domiciled in the U.S.A., relates to the development of an Internet project in the financial area. During the six-month period ended June 30, 2001, MSF recorded income under Equity in other affiliates for Bs 1,018 million, as a result of the subscription of

new shares of this Company by third parties during the first semester of 2001. The equity expense recorded during the six-month period ended December 31, 2000 amounts to some Bs 7,034 million and is included under Equity in other affiliates.

NOTE 8 - FIXED ASSETS:

Fixed assets comprise the following:

	June 30, 2001			December 31, 2000		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
	(Millions of bolivars)					
Buildings and facilities	193,070	(63,314)	129,756	213,854	(63,704)	150,150
Computer equipment	106,191	(60,695)	45,496	108,733	(55,021)	53,712
Land	22,640	-	22,640	23,122	-	23,122
Other property	19,376	(2,453)	16,923	15,407	(2,319)	13,088
	341,277	(126,462)	214,815	361,116	(121,044)	240,072

In September 2000 the subsidiaries Banco Mercantil and Mercantil Inversiones y Valores, C.A. sold real property to a third party with a net book value of Bs 24,407 million, earning a profit of Bs 3,120 million, shown under Income from sale of property.

During the six-month period ended June 30, 2001, MSF recorded depreciation of Bs 16,066 million (Bs 16,761 million during the six month period ended December 31, 2000), included in the statement of income under Occupancy expenses.

Below is a summary of the useful lives per type of fixed asset:

	Useful life (years)
Buildings and facilities	40
Office furniture and equipment	3-10
Other property	5

NOTE 9 - OTHER ASSETS:

Other assets comprise the following:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Goodwill:		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 3,283 million (Note 28)	127,940	130,202
Seguros Mercantil, C.A., net of accumulated amortization of Bs 206 million (Bs 83 million at December 31, 2000)	4,584	4,631
	132,524	134,833
Premium on acquisition of net assets:		
Banco Capital, C.A., net of accumulated amortization of Bs 374 million	7,108	7,483
Banco Latino, C.A. offices, net of accumulated amortization of Bs 17,565 million (Bs 15,392 million at December 31, 2000)	-	2,173
	7,108	9,656
Assets available for sale, net of accumulated amortization of Bs 13,100 million (Bs 11,229 million at December 31, 2000)	52,393	37,519
Deferred expenses, net of accumulated depreciation of Bs 7,932 million (Bs 16,284 million at December 31, 2000)	35,168	25,405
Deferred income tax (Note 15)	15,263	14,261
Software, net of accumulated amortization of Bs 10,911 million (Bs 6,496 million at December 31, 2000)	15,041	13,847
Suspense items	12,005	13,839
Accounts receivable	10,874	12,085
Works of art	5,221	5,349
Other prepaid expenses	3,850	8,777
Insurance premiums receivable	7,948	7,736
Main office, branches and agencies of Banco Mercantil	831	6,667
Accounts receivable from other credit card issuing institutions	9,192	6,466
Prepaid taxes	4,768	5,175
Advances for acquisition of real property	4,202	4,966
Prepaid advertising	1,908	3,734
Stationery and office supplies	1,112	1,509
Accounts receivable from reinsurers	1,054	1,311
Other	2,039	9,265
	322,501	322,400
Allowance for estimated losses on other assets	(5,645)	(12,905)
	316,856	309,495

On December 17, 2000, as requested by the authorities, Banco Mercantil participated in a public auction of assets and liabilities of Banco Capital, C.A (a financial institution intervened by the Venezuelan authorities), which was convened by the Financial Regulation Board on December 16, 2000. As a result of this auction, Banco Mercantil received a share of the investments in a trust fund valued at Bs 5,773 million (see Note 4) and liabilities related to time deposits for Bs 13,256 million. The difference between these assets and liabilities of Bs 7,483 million will be amortized in ten years, in compliance with the auction terms and conditions authorized by CNV. Banco Mercantil obtained certain preliminary

information on the market value or realizable value of a portion of the assets that comprise the aforementioned trust fund and noted that the book value of the investment in the trust fund for these assets exceeds its market value by Bs 1,300 million. Accordingly, Banco Mercantil maintains a provision in this connection, recorded under Other liabilities. Once the market value analysis of all the assets comprising the trust fund has been completed, adjustments will be made to the related investment balance.

During the six-month period ended June 30, 2001, real property for Bs 16,189 million was reclassified at book value from Fixed assets to Idle assets, included under Assets available for sale, subsequent to the merger with Interbank. This book value does not exceed the estimated realizable value of these assets.

Pending items and Main office, branches and agencies mainly relate to lending operations between Banco Mercantil offices, which are pending identification and final recording at monthly cutoff. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under Other liabilities (see Note 13).

Accounts receivable from other credit card issuing institutions relate mainly to consumer transactions conducted by cardholders from other institutions at establishments affiliated to Banco Mercantil credit cards.

Prepaid taxes mainly include advance payments of income tax, tax withholdings, municipal business tax and municipal taxes.

During the six-month period ended June 30, 2001, Banco Mercantil wrote off certain balances recorded under Other assets and Interest and commissions receivable, as a result of the merger with Interbank, charging the provision made for these assets.

NOTE 10 - DEPOSITS:

Deposits earn interest based on the rates shown below:

	June 30, 2001				December 31, 2000			
	Deposits in Bs		Deposits in US$		Deposits in Bs		Deposits in US$	
Type of obligation	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%		%		%		%	
Interest-bearing checking accounts	2	17.5	0.06	4.38	2	12	1	4.50
Savings deposits	2	9	1	2.38	2	14.5	2.02	2.38
Time deposits	9	13	2.25	7	8	14.25	4	9.10

Below is the classification of time deposits by maturity:

	June 30, 2001		December 31, 2000	
	(Millions of bolivars)	%	(Millions of bolivars)	%
Up to 30 days	507,815	47	491,534	48
31-60 days	239,856	22	217,034	21
61-90 days	163,397	15	121,406	12
91-180 days	103,314	10	97,070	10
181-360 days	46,165	4	59,971	6
Over 360 days	15,187	2	28,210	3
	1,075,734	100	1,015,225	100

At June 30, 2001, Deposits include Bs 136,336 million (Bs 166,969 million at December 31, 2000) from the Venezuelan government and other government agencies.

At June 30, 2001, restricted customer deposits in respect of guarantee time deposits, savings deposits and dormant checking accounts amount to Bs 153,630 million (Bs 114,912 million at December 31, 2000).

NOTE 11 - DEBT:

Debt is classified as short-term when it matures within one year. Below is the classification of short-term and long-term debt:

	June 30, 2001			December 31, 2000		
	Long-term	Short-term	Total	Long-term	Short-term	Total
	(Millions of bolivars)					
Loans and commercial acceptance notes from financial institutions	56,309	87,353	143,662	69,389	100,719	170,108
Special financing programs	15,548	163	15,711	12,467	4,578	17,045
Mortgage certificates and other	505	259	764	526	3,340	3,866
Total loans	72,362	87,775	160,137	82,382	108,637	191,019

Long-term debt maturity is as follows:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Year		
2002	26,423	40,085
2003	22,739	21,718
2004	3,058	797
2005	5,213	1,174
2006	7,097	5,663
2007	405	8,267
2008 and beyond	7,427	4,678
Total	72,362	82,382

Loans and commercial acceptance notes from financial institutions

At June 30, 2001, loans and commercial acceptance notes from financial institutions include loans of US$62,715,000 to finance foreign trade operations, equivalent to Bs 45,030 million (US$63,700,000, equivalent to Bs 44,528 million at December 31, 2000).

At June 30, 2001, Banco Mercantil has loans with Corporación Andina de Fomento through its branch in Curaçao for US$13,900,000, equivalent to Bs 9,980 million (US$8,200,000, equivalent to Bs 5,732 million at December 31, 2000), maturing in September 2001. The loan agreement with this financial institution includes certain financial clauses related to risk-based capital ratio, allowance for losses on loan portfolio and liquid assets ratio.

In order to finance the acquisition of a building in which the Banco Mercantil New York agency operates, a mortgage was taken out at 9.63% annual interest and maturity in July 2011. The mortgage balance at June 30, 2001 is US$6,570,000, equivalent to Bs 4,717 million (US$6,622,000, equivalent to Bs 4,629 million at December 31, 2000). The building is mortgaged as collateral for the loan.

Special financing programs

Special financing programs relate to funds received from Fondo de Crédito Agropecuario and Fondo de Crédito Industrial, used by Banco Mercantil to grant loans under special financing programs.

At a Regular Shareholders' Meeting held in March 2001, the shareholders authorized the Board of Directors to issue one or more loans and/or commercial acceptances for up to US$100 million or their equivalent in bolivars, within two years of the Meeting, through public or private offers in Venezuela or abroad. This process may be performed in a single issuance or several partial issuances.

NOTE 12 - INVESTMENTS SOLD UNDER REPURCHASE AGREEMENTS:

Below is a summary of investments sold under repurchase agreements:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Balance at the end of the six-month period	11,325	13,019
Total maximum balance outstanding at the end of any month of the six-month period	21,198	85,188
Average balance for the six-month period	17,487	34,890
	Percentages	
Weighted average interest rate:		
For the six-month period -		
In bolivars	-	4.68
In foreign currency	4.57	5.38
Interest rate at the end of the six-month period -		
In foreign currency	3.94	5.33

Investments sold under repurchase agreements relate to transactions conducted by the subsidiary, Merinvest, C.A., in the normal course of business.

NOTE 13 - OTHER LIABILITIES:

Other liabilities comprise the following:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Cashiers' checks issued to clients	58,136	40,481
Provision for contingencies and other (Note 15)	46,514	50,032
Reserve for claims and prepaid insurance premiums	28,443	26,873
Pending items and main office, branches and agencies	21,917	22,842
Employees benefits and profit sharing	18,463	12,077
Deferred interest	12,835	10,435
Accrued interest payable	11,394	14,650
Accrued expenses	10,342	9,360
Other demand deposits	17,977	10,348
Accounts payable to suppliers	7,660	5,458
Unrealized gains	7,377	5,148
Taxes withheld from third parties	4,321	2,671
Provisions for taxes payable	4,024	4,728
Labor contributions	3,600	3,085
Law on Narcotic and Psychotropic Substances	2,294	2,679
Other	3,365	1,833
	258,662	222,700

NOTE 14 - SUBORDINATED DEBT:

The subsidiary, Commercebank Holding Corporation, issued the following subordinated debt, which is mandatorily redeemable:

Date of issue	Maturity	Annual rate	US$	June 30, 2001 Bs	December 31, 2000 Bs
				(Millions)	
06-18-1998	06-15-2028	8.9%	40	28,720	27,960
09-07-2000	09-07-2030	10.6%	15	10,770	10,485
03-28-2001	03-28-2031	10.6%	10	7,180	-
			65	46,670	38,445

NOTE 15 - TAXES:

MSF and its subsidiaries file income tax returns on an individual basis. The consolidated statement of income includes the sum of all of these entities' tax provisions.

At December 31, 2000, MSF and its subsidiaries have tax loss carryforwards of Bs 83,365 million, of which Bs 69,129 million may be carried forward up to 2001, Bs 8,153 million up to 2002 and Bs 6,083 million up to 2003.

The Income Tax Law Reform published in the Official Gazette on October 22, 1999 included substantial amendments to the Venezuelan income tax system, such as the replacement of territorial income taxation by worldwide income taxation, the introduction of transfer pricing and fiscal transparency regulations and a proportional tax on dividends. The effective date of these amendments was deferred until January 1, 2001, with the exception of transfer pricing.

The main differences between financial and taxable income arise from the net effect of the annual inflation adjustment, provisions and accruals that are normally tax-deductible in subsequent periods and the net effect of tax-exempt income from Venezuelan Government National Public Debt Bonds and other types of securities issued by the Venezuelan government.

Tax (expense) benefit comprises the following:

	Six-month periods ended	
	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Taxes:		
Current -		
In Venezuela	(2,323)	(2,064)
Foreign	(5,280)	(4,275)
	(7,603)	(6,339)
Deferred -		
Foreign	1,568	1,110

Business assets tax -

Business assets tax is a minimum tax, complementary to income tax. It is calculated as 1% of the simple yearly average of the inflation-adjusted nonmonetary and monetary assets, computed on amounts at the beginning and end of the year. The tax base excludes monetary assets up to the amount of cash on deposit from the customers of Banco Mercantil at the beginning and end of the year. Under current regulations, business assets tax must be computed together with income tax. Business assets tax will be any amount exceeding the total income tax due for the fiscal year.

Contingencies -

In the normal course of business, certain subsidiaries of MSF are engaged in various legal proceedings. Other than the tax assessments mentioned below, MSF is not aware of any pending legal proceedings, the outcome of which could have a material effect on its financial position or its results of operations.

In February 1995 Banco Mercantil received additional tax assessments related to its income tax returns for 1990 through 1992, in which the tax authorities disallowed the tax-exempt classification of income from bonds issued by the BCV and the deduction of certain foreign exchange losses reported for those years. The total amount of the disallowances was Bs 3,067 million. The additional tax assessments would result in the elimination of tax loss carryforwards already used by Banco Mercantil and additional taxes of Bs 906 million in respect of the year ended December 31, 1994. Banco Mercantil filed an appeal against these assessments citing insufficient legal grounds. To date, there has been no ruling by the courts on these additional tax assessments.

In February 1995 Interbank received additional tax assessments related to its income tax returns for 1992, in which the tax authorities disallowed the tax-exempt classification of interest income from money desk operations and debenture bonds, the deduction of expenses related to tax-exempt income and expenses for failure to withhold taxes. The total amount of the disallowances was Bs 3,969 million.

These additional tax assessments would result in the elimination of tax loss carryforwards already used by Interbank and additional taxes of Bs 1,037 million, as well as fines of Bs 291 million. In August 1996 Interbank filed an appeal against these assessments citing insufficient legal grounds. To date, there has been no ruling by the courts on these additional tax assessments.

In 1995 and 1996, Banco Mercantil received additional tax assessments in respect of its bank debit tax returns related to accounts held in financial institutions, for the period between May and December 1994, imposing an additional tax of Bs 1,071 million, as well as fines of Bs 891 million, for a total amount of Bs 1,962 million. In October 1996 Banco Mercantil filed an appeal against these assessments, which was decided on by the tax authorities. Most amounts subject to additional tax assessments were declared invalid and a new amount of Bs 362 million was calculated including fines. Banco Mercantil also appealed this resolution before the courts. In June 1997 SENIAT (National Integrated Tax Administration Service) modified the resolution issued by the tax authorities, alleging material error, and reinstated the original tax claim of Bs 1,071 million. In the opinion of Banco Mercantil's legal counsel, the resolution issued by SENIAT in June 1997 has no legal grounds as regards the additional tax assessments not accepted by Banco Mercantil. Banco Mercantil duly paid the additional tax assessments it accepted, including taxes and fines of Bs 219 million.

In 1996 and 1997, Banco Mercantil received additional tax assessments in respect of withholdings paid after the legal deadlines, failure to withhold taxes, the disallowance of expenses associated with tax assessments for the fiscal years ended December 1993 and 1994, and of certain tax-exempt income and tax loss carryforwards, which would give rise to additional taxes of Bs 6,694 million, including the effect on tax loss carryforwards if the additional tax assessments for 1990 to 1992 are declared in order. Banco Mercantil filed an appeal. To date, some of these additional tax assessments are pending a ruling by the courts and others have been decided in favor of Banco Mercantil; these favorable decisions were appealed to the Supreme Court of Justice by the National Treasury and are pending a decision.

In July 1997 Interbank received additional tax assessments in respect of its bank debit tax returns of accounts held with financial institutions for the period between May and December 1994, imposing an additional tax of Bs 3,565 million, and fines of Bs 2,952 million, for a total amount of Bs 6,517 million. In May 1998 Interbank filed an appeal against these assessments which is pending a decision.

In March 1998 Interbank received additional tax assessments in respect of its failure to withhold taxes and loan portfolio-related write-offs for 1993 and 1994, which imposed additional taxes of Bs 962 million, including the effect on tax loss carryforwards if the additional tax assessments for 1992 are declared in order. Interbank filed an appeal. To date, these additional tax assessments are pending a decision.

In December 1999 Banco Mercantil received additional tax assessments in respect of 1995 and 1996, for disallowance of withholdings paid after the legal deadlines, nondeductible expenses for uncollectible accounts and tax loss carryforwards, all of which gave rise to additional taxes of Bs 8,287 million. In January 2000 Banco Mercantil accepted part of the assessments and paid Bs 177 million. Banco Mercantil filed appeals against the additional tax assessments. To date, the courts have made no ruling in this regard.

In June 2001 Banco Mercantil received the final administrative summary regarding additional tax assessments filed against Interbank in 1996 for unsupported debits to income accounts, operating expenses without supporting documentation and disallowance of expenses for withholdings paid after the legal deadlines, nondeductible expenses for uncollectible accounts, and tax loss carryforwards, all of which resulted in a claim for additional taxes and fines for Bs 3,762 million. Banco Mercantil has filed appeals against these administrative summaries, as it considers them to be unfounded. To date, the court has not made any decision regarding these assessments.

In December 1999 the Supreme Court of Justice declared Article No. 59 of the Tax Code partially null and void on the basis that monetary adjustment of fiscal debts and compensatory interest are unconstitutional. It also ruled that overdue interest should be calculated as from the date of the final ruling.

In July 2000 the Supreme Court of Justice issued a ruling in respect of its sentence of December 1999, in which it declared as valid only those court decisions in which compensatory interest and monetary adjustment were required to be paid, cases which at December 14, 1999 had received final judgment, and for which there was no pending appeal or the Court had ruled it as res judicata. Accordingly, those additional assessments with appeals pending in which compensatory interest had been demanded or paid and monetary adjustment made will be considered as null and void.

Considering these rulings on monetary adjustment and compensatory interest to be unfounded, Banco Mercantil's management believes that the exposure in respect of all the above-mentioned tax assessments amounts to Bs 5,566 million and has therefore made a provision in its books for this amount (see Note 13).

In 1997 CIMA, now Mercantil Servicios Financieros, and certain of its subsidiaries received additional tax assessments in respect of withholdings paid after the legal deadlines, disallowance of expenses due to failure to withhold taxes and of tax-exempt income and tax loss carryforwards, all of which would reduce tax losses by Bs 7,114 million in historical amounts for the years subject to the above-mentioned tax assessments. CIMA and its subsidiaries filed discharge claims against these additional tax assessments and, in the opinion of management and of the companies' external legal counsel, there are sufficient grounds for appeal.

NOTE 16 - EMPLOYEE BENEFITS PLANS:

a) Pension plan and other retirement benefits -

Sponsoring entities and financial aspects of the pension plan

Banco Mercantil and other Venezuelan subsidiaries of MSF are sponsors of Fundación BMA, which is engaged in providing supplementary retirement pensions and other benefits to the employees of Banco Mercantil and other subsidiaries of MSF. Fundación BMA administers the contributions and donations made by Banco Mercantil and other sponsors. Banco Mercantil absorbs the administrative expenses of Fundación BMA.

At December 31, 2000 (date of the last actuarial assessment), the assets of Fundación BMA, the obligations and results of this plan, and the long-term assumptions used are as follows:

	Retirement pension benefit	Other retirement benefits
	(Millions of bolivars)	
Obligations and assets:		
Present value of obligations	11,936	2,246
Market value of net assets of Fundación BMA (including US$4,431,000) (1)	11,582	2,250
Surplus (deficit)	(354)	4
Results for 2000:		
Annual service cost	400	90
Interest on present value of obligations	1,579	365
Effect of changes in actuarial assumptions	(838)	(224)
Other (includes amortization, past services rendered, effects of inflation, gains/losses and adjustments for events in 2000)	3,177	166
Total plan cost	4,318	397
Actual yield from plan assets	(1,698)	(324)
MSF's contribution to plan in 2000	2,620	73

(1) These assets comprise Venezuelan Government National Public Debt Bonds and bonds issued by PDVSA, C.A. La Electricidad de Caracas and CANTV.

Long-term assumptions:	%
Long-term inflation rate	7
Discount rate at December 31, 2000	20
Expected yield from plan assets in bolivars	21
Expected yield from plan assets in U.S. dollars	6.5
Projected benefit increase	14
Market interest rate for loans	22
Increase in medical expenses	15

The contribution of MSF to the plan for 2001 is estimated at Bs 2,757 million, which represents 6.39% of the total annual regular payroll projected for that year. This contribution may be broken down into 5.39% (Bs 2,326 million) for retirement pension funds and 1% (Bs 431 million) for other retirement benefits. Expenses for the first semester of 2001 amount to some Bs 1,478 (Bs 898 million in the second semester of 2000) and are recorded under Salaries and employee benefits.

According to the actuarial calculations and certification, the assets administered by Fundación BMA to provide for these benefits reasonably cover the present value of the Fund's obligations.

Plan terms and conditions

The plan includes retirement pensions and other retirement benefits and is based on a minimum length of service of ten years and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment prior to retirement, and guarantees, in case of death, a minimum pension of sixty five months of salary to each employee whose age and years of service make him or her eligible for the plan.

Eligible employees

Employees eligible for this plan, besides those already retired at December 31, 1999, are active employees who at that date meet the age and length-of-service requirements to qualify for any of the different retirement options, and those employees that will meet these requirements in the ten years following January 1, 2000.

During the six-month periods ended June 30, 2001 and December 31, 2000, Bs 315 million and Bs 270 million, respectively, were paid in respect of retirement pensions.

b) Long-term stock option plan -

In 1983 MSF and certain of its subsidiaries formulated a long-term incentive plan approved by the Board of Directors and Compensation Committee under which key officers are awarded purchase options on MSF shares. This plan is being implemented in different phases lasting for varying periods of time. Fundación BMA administers the plan and sets up trust funds with the shares on behalf of the members, once these shares have been assigned and subsequently awarded to eligible officers based on individual allotments approved and in accordance with the plan's regulatory document. The Compensation Committee and Board of Directors sets the price at which the plan's members may acquire shares at the beginning of each phase, taking into account share value fluctuation on the Caracas Stock Exchange for the period in which the respective phase is approved. The shares are awarded annually for periods of up to three years. During each administrative phase and up until the shares are handed over to the officers,

cash dividends declared in respect of these shares are received by Fundación BMA and stock dividends by members. Based on the long-term incentive nature of the plan, officers must be active employees of MSF in order to exercise their purchase options within the time periods established. Otherwise, if the shares allotted are not purchased within the established time-periods, they will be revoked.

During the first semester of 2001, MSF and its subsidiaries contributed Bs 8,527 million to Fundación BMA, with a charge to the statement of income for the period. This amount was set aside to acquire shares in Phases II and III of the plan. Phase II Class "A" and Class "B" common shares will be acquired by participants at Bs 400 and Bs 380, respectively, while Phase III Class "A" and Class "B" common shares will be acquired at Bs 700 and Bs 600, respectively. These prices were set by the Compensation Committee and Board of Directors on January 18, 2000 and January 16, 2001, respectively, taking into account the prices at which the shares were traded on the Caracas Stock Exchange in 1999 and 2000. The shares allotted for these Phases are undergoing the administrative process to be assigned and awarded to eligible participants.

There are currently three Phases in process:

Phase	Approval date	Approximate number of shares assigned		Option prices		End of term to exercise the options
		Class "A" Shares	Class "B" shares	Class "A" shares	Class "B" shares	
I	1996	1,625,774	1,014,374	1,160	975.6	2003, 2004 and 2005
II	2000	1,262,000	1,056,000	400	380	2005
III	2001	7,253,000	6,070,000	700	600	2006,2007 and 2008

Below is the movement of shares related to Phase I:

	Shares awarded		
	Class "A"	Class "B"	Total
Shares awarded and related dividends for:			
1997	3,578,190	2,232,479	5,810,669
1998	1,772,169	1,105,631	2,877,800
1999	1,752,990	1,093,791	2,846,781
Incentives revoked up to 1999	(150,720)	(94,024)	(244,744)
Balance at December 31, 1999	6,952,629	4,337,877	11,290,506
Additional shares awarded for 1999	18,700	11,668	30,368
Stock dividends in respect of additional shares for 1999	65,450	40,838	106,288
Options exercised	(479,304)	(270,435)	(749,739)
Incentives revoked	(169,812)	(105,954)	(275,766)
Stock dividends	638,743	401,364	1,040,107
Balance at December 31, 2000	7,026,406	4,415,358	11,441,764
Options exercised	(1,247,500)	(746,207)	(1,993,707)
Incentives revoked	(36,174)	(22,562)	(58,736)
Balance at June 30, 2001	5,742,732	3,646,589	9,389,321

NOTE 17 - LEASE EXPENSES:

At June 30, 2001, MSF and its subsidiaries have operating and financial lease contracts for real property and equipment. The minimum payments in relation to these agreements are as follows:

	Minimum payment	
	Operating	Financial
	(Millions of bolivars)	
Year		
2001	2,063	2,526
2002	2,747	4,442
2003	1,698	2,463
2004	1,530	-
2005 and beyond	6,371	-
	14,409	9,431

The lease contracts expire between 2001 and 2007. MSF does not have any sublease contracts.

The total lease expense for the six-month period ended June 30, 2001 was Bs 6,625 million (Bs 6,589 million during the six-month period ended December 31, 2000), which is shown under Occupancy expenses in the statement of income.

NOTE 18 - OTHER OPERATING EXPENSES:

Other operating expenses comprise the following:

	Six-month periods ended	
	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Professional fees and other external services	12,754	11,367
Communications	10,664	10,199
Advertising and marketing	8,146	8,890
Transportation and security	7,111	6,755
Provisions for assets received in lieu of payment and other	6,727	6,235
Taxes and contributions	6,108	4,983
Robbery, assault and fraud	4,246	3,941
Office supplies	3,509	2,671
ATM services	3,124	2,921
Legal expenses	1,306	947
Insurance costs	1,280	482
Representation costs	699	801
Contributions and donations	452	619
Public relations	401	424
Subscriptions	191	195
Other	9,353	8,015
	76,071	69,445

NOTE 19 - SHAREHOLDERS' EQUITY:

a) Capital stock and authorized capital

At June 30, 2001, MSF's subscribed and paid-in capital is Bs 57,291 million, represented by 381,941,979 shares, divided into 207,911,632 Class "A" common shares and 174,030,347 Class "B" common shares with limited voting rights, all with a par value of Bs 150 each.

MSF's authorized capital stock at June 30, 2001 is Bs 114,583 million as approved by the shareholders at a Special Shareholders' Meeting held in November 2000.

At a Special Shareholders' Meeting held in May 2000, shareholders approved a program for repurchasing MSF shares, within the limits allowed by the Capital Markets Law (a maximum of 15% of subscribed capital). This program has been implemented in three six-month phases. Below is a summary of the repurchase conditions for the above-mentioned phases:

Phases	Date of approval by shareholders	Maximum purchase price per share
		Bs
First	May 2000	750
Second	November 2000	1,654
Third	March 2001	1,654

At June 30, 2001, MSF has acquired 18,555,586 shares during the three phases of this program (12,804,199 shares at December 31, 2000), which are shown in the statement of shareholders' equity under Shares repurchased held by subsidiaries. The term agreed upon for disposing of the shares is two years as from their acquisition, in conformity with the Capital Markets Law.

b) Results and dividends

Below is a summary of the dividends declared and/or paid during the reported periods:

In cash -

Type of dividend	Date of approval by Board of Directors	Amount per share	Frequency or payment date
		Bs	
Ordinary	March 2000	3	Quarterly during 2000
Special	November 2000	8	November 2000
Ordinary	November 2000	5	February 2001
Ordinary	March 2001	5	Quarterly during 2001
Ordinary	March 2001	5	February 2002

In shares -

Date of approval by Shareholders' Meeting	Dividend date	Amount of shares issued	Amount	Proportion of dividend
			Bs	
March 1999	December 2000	33,557,979	5,034	One share for every 10 held

At a Regular General Shareholders' Meeting held in March 2001, shareholders authorized the Board of Directors to declare stock dividends of up to Bs 11,500 million, to be distributed to the shareholders of the Class "A" and "B" common shares in the amounts, frequency, and time that the Board of Directors may determine.

Paid-in surplus (share premiums) may not be distributed to the shareholders as cash dividends but may be used for stock dividends.

At a Special Shareholders' Meeting held on November 13, 2000, MSF's bylaws were partially modified to introduce the special shareholder rights indicated below and amendments to the Board of Directors' election process and to the procedures for approving certain issues at Shareholders' Meetings. These reforms are aimed at strengthening the shareholders' negotiating position so that they may obtain the best possible price for their shares in case of a takeover bid. The plan of rights for shareholders also provides that, under certain circumstances, shareholders who have held their shares for more than 180 days may subscribe shares at par value (Bs 150 per share).

In 1986 a Foundation was incorporated abroad. Under its provisions, MSF and/or its shareholders are the beneficiaries of this foundation. At June 30, 2001, the Foundation has net equity of US$510,891 (US$481,221 at December 31, 2000).

MSF, as a legal entity, recognizes in the statement of income its equity in the results of subsidiaries, as from the date of acquisition of the shares in these subsidiaries. In accordance with the rules of the CNV, MSF excludes this equity from the basis for the distribution of dividends to the shareholders, while it includes the cash dividends received from its subsidiaries, computing some Bs 68,189 million at June 30, 2001 as the basis for distributing dividends.

In accordance with the Capital Markets Law, MSF is required to pay its shareholders dividends of at least 50% of net income for the previous year. In addition, at least 25% of this dividend must be paid in cash. However, if MSF's profits are lower than certain capital ratios established by the CNV or if there is an expansion plan that justifies the reinvestment of profits, MSF is not required to pay dividends, subject to prior authorization of the CNV.

In compliance with the rules laid down by the Superintendency of Banks in December 1999, Banco Mercantil recorded Bs 112,305 million (Bs 84,883 million at December 31, 2000) as Restricted surplus at June 30, 2001, equivalent to 50% of the existing unappropriated surplus at that date, which may only be used for stock dividends. The remaining 50% may be distributed as cash dividends. In addition, 50% of net income after such date must be reclassified to Restricted surplus, also according to the rules laid down by the Superintendency of Banks. This limitation is temporary and will be in effect until otherwise instructed by the Superintendency of Banks.

NOTE 20 - ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

MSF's consolidated balance sheet includes the following balances in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates indicated in Note 2v:

	June 30, 2001	December 31, 2000
	(Thousands of U.S. dollars)	
Assets:		
Cash	198,990	227,342
Investment securities	1,226,977	831,525
Loan portfolio	1,430,573	1,385,011
Other assets	22,016	21,830
	2,878,556	2,465,708
Liabilities:		
Deposits	2,186,998	1,833,504
Debt	127,618	164,871
Investments sold under repurchase agreements	15,862	18,705
Other liabilities	100,759	58,416
Subordinated debt	65,000	55,000
	2,496,237	2,130,496
Preferred shares related to minority interest in consolidated subsidiaries (Note 28)	74,960	74,960

During the six-month period ended June 30, 2001, MSF earned income of Bs 3,488 million from exchange differences (Bs 4,270 million during the six-month period ended December 31, 2000). This income is recorded under Exchange gain, net.

At June 30, 2001, the total assets and liabilities in foreign currency include net assets belonging to foreign subsidiaries amounting to 36,260,000 Swiss francs and 64,989,558,000 Colombian pesos, equivalent to US$20,299,000 and US$28,191,000, respectively (25,824,000 Swiss francs and 49,613,850,000 Colombian pesos, equivalent to US$15,704,000 and US$22,694,000, respectively, at December 31, 2000).

NOTE 21 - MEMORANDUM ACCOUNTS:

Memorandum accounts comprise the following:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Contingent debtor accounts:		
Guarantees granted	132,177	88,580
Letters of credit	75,301	56,902
Derivative operations	93,372	6,310
Lines of credit	11,619	14,603
Other contingencies	19,233	10,912
	331,702	177,307
Trust assets	1,784,700	1,661,075
Special trust services	637	2,372
Debtor accounts for other special trust services (Housing Mutual Fund):		
Investment securities	22,223	20,422
Loan portfolio	217,848	178,486
Guarantees received	480,043	463,660
Other	8,018	-
	728,132	662,568
Other debtor memorandum accounts:		
Custody of valuables received	851,394	882,199
Collections	82,793	70,984
Guarantees received	2,477,009	2,212,983
Lines of credit available	351,269	348,935
Securities authorized and issued	4,672	5,259
Premiums issued for collection	14	13,667
Other memorandum accounts	1,158,748	958,277
	4,925,899	4,492,304
	7,771,070	6,995,626

Trust assets -

The financial statements of the trust fund include the following accounts:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Assets:		
Cash and due from banks	737	9,498
Investment securities	803,377	748,725
Loan portfolio	37,044	82,906
Interest and commissions receivable	11,963	11,463
Real property	16,785	29,159
Loans to beneficiaries	673,517	581,398
Other assets	241,277	197,926
	1,784,700	1,661,075
Liabilities:		
Other accounts payable	3,400	9,712
Other liabilities	29,470	25,315
	32,870	35,027
Shareholders' equity:		
Shareholders' equity	1,751,830	1,626,048
Total liabilities and shareholders' equity	1,784,700	1,661,075

Trust fund equity is classified as follows:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Administration	495,131	388,899
Employee termination benefits	1,007,969	843,574
Savings fund	56,641	53,493
Guarantee	86,462	98,639
Investment	105,627	241,443
	1,751,830	1,626,048

Investments included in the trust fund accounts comprise the following:

	June 30, 2001		December 31, 2000	
	Cost	Market or equity value	Cost	Market or equity value
Shares	52,014	52,071 (1)	54,942	54,942 (1)
Debt securities	3,118	3,118 (2)	21,238	20,278 (2)
Demand deposits	112,420	112,420 (2)	114,916	114,916 (2)
Certificates of deposit and time deposits	87,853	87,853 (2)	115,266	115,266 (2)
Venezuelan Government National Public Debt Bonds	460,890	461,848 (3)	367,634	368,260 (3)
Capitalizable Monetary Stabilization Securities (TEMC) and other - BCV	17,198	16,578 (3)	14,901	14,840 (3)
Debenture bonds	-	-	-	-
Commercial papers	68,679	68,593 (3)	59,828	59,828 (3)
Corporate bonds	1,205	1,206 (3)	-	-
	803,377	803,687	748,725	748,330

(1) Value based on the prices listed on the Caracas Stock Exchange for listed shares, and on par value for unlisted shares.

(2) Reported at par value, which is equivalent to fair market value.

(3) Market value is equivalent to estimated future cash flows.

Trust fund loans granted are classified as follows:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
By type of economic activity:		
Industrial	21,100	18,718
Commercial	-	2,050
Construction	-	14,812
Home mortgage	-	19,624
Services	15,944	27,702
	37,044	82,906

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
By type of guarantee:		
Unsecured	36,264	45,795
Mortgage	-	19,624
Debenture	780	2,675
Pledge	-	14,812
	37,044	82,906
By maturity:		
Up to three months	14,100	16,486
Three to six months	15,500	7,875
Six months to one year	-	21,674
One to two years	-	10,000
Over two years	7,444	26,871
	37,044	82,906

Loans to beneficiaries mainly include loans granted to trustors who use as collateral their employee termination benefits, which are deposited in a trust fund. These loans are related to employee termination benefit trust fund plans of public and private-sector companies and are interest free.

Other trust fund assets mainly include prepaid interest on employee termination benefits and other accounts receivable.

Debtor accounts from other special trust services (Housing Mutual Fund) -

The Housing Policy Law in Venezuela requires that employees and employers deposit funds in financial or savings entities legally authorized to grant mortgages to be used to build, remodel or purchase homes.

Resolution No. 309-00 of November 3, 2000 issued by the Superintendency of Banks requires institutions that have recorded balances under assets and liabilities from transactions conducted with funds provided by the Housing Mutual Fund to eliminate these balances from their balance sheet and record them under Memorandum accounts. Banco Mercantil made this change during the first semester of 2001. For comparative purposes, the financial statements at December 31, 2000 have been restated to include the effects of application of this Resolution.

Derivative operations -

Banco Mercantil enters into futures contracts for the purchase and sale of securities at a fixed price. The net loss resulting from these contracts for the six-month period ended June 30, 2001 amounted to Bs 43 million, and is recorded in the statement of income under Interest expense. At June 30, 2001, the Bank has bought securities under futures contracts for Bs 93,372 million, with a market value of Bs 93,329 million and maturity dates between July 3 and September 17, 2001 (US$9,113,692 at December 31, 2000, equivalent to Bs 6,370 million, with market value of Bs 6,309 million and maturity date of February 6, 2001).

In addition, the Bank entered into a futures contract to sell currency at a fixed price. The net gain from these operations during the six-month period ended December 31, 2000 was Bs 189 million and is shown in the statement of income under Other income, net.

The risk to which MSF is exposed is related to the noncompliance by other parties of the terms laid down in the contracts and to exchange rate fluctuations. MSF has a control environment that includes policies and procedures for rating exchange rate risks and monitoring derivative financial instruments, as well as for assessing the other parties' credit risks.

NOTE 22 - CREDIT-RELATED COMMITMENTS:

MSF has a number of significant commitments outstanding related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk resulting from interest rate fluctuation. Because many of the credit limits may expire without being utilized, the total liability amount does not necessarily represent future cash requirements. Commitments to extend credit and letters of credit, and guarantees granted by MSF are recorded under Memorandum accounts (see Note 21).

Guarantees provided -
MSF provides guarantees to certain customers within their line of credit and after conducting a credit risk analysis. These guarantees are issued to a beneficiary who may execute the guarantee if the client fails to comply with the terms of the agreement. These guarantees have maturities of up to one year. Commissions in respect of these guarantees are recorded on a monthly basis while they remain in force (see Note 21).

Letters of credit -
Letters of credit mature within ninety days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from a seller to a buyer. MSF charges a fee of 0.1% to 3% of the letter of credit amount. Once a customer has used a letter of credit, MSF records it as an asset. Unused letters of credit and other similar liabilities are included under Memorandum accounts (see Note 21).

Lines of credit -
MSF grants lines of credit to clients subject to prior credit risk evaluations. If necessary, guarantees may also be required by MSF. These agreements are entered into for a specific time-period, provided that clients do not default on the terms set forth therein. However, MSF has the option of canceling a credit commitment to a particular customer at any time (see Note 21).

Banco Mercantil issues renewable credit cards with limits up to three years. However, Banco Mercantil has the option of canceling a credit commitment to a particular customer at any time. The annual nominal credit card interest rate is variable and at June 30, 2001 was 32% (38% at December 31, 2000) (see Note 21).

MSF's exposure to credit loss in the event of noncompliance of terms by clients for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. MSF applies the same credit policies to these commitments as it does to the loan portfolio.

In general, to extend credit MSF evaluates each customer's creditworthiness. The amount of collateral obtained, if deemed necessary by MSF, is based on an assessment of the customer. The type of collateral varies, but may include accounts receivable, inventories, property and equipment and securities.

NOTE 23 - FUNDACION BANCO MERCANTIL:

Banco Mercantil and other subsidiaries of MSF are sponsors of a foundation called "Fundación Banco Mercantil", founded in December 1988 to promote educational, cultural, artistic, social, religious and scientific programs, either directly or through donations and contributions to third parties. Contributions made by Banco Mercantil and the other sponsors during the six-month period ended June 31, 2001 amounted to Bs 703 million (Bs 469 million during the six-month period ended December 31, 2000), and are shown under Other operating expenses.

NOTE 24 - FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS:

The fair market value of a financial instrument is defined as the amount for which an instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. For those financial instruments with no quoted market prices available, fair market values have been estimated as the present value of future cash flows of the financial instruments or using other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and the expectation of payments in advance. In addition, the fair market values do not purport to include the value of other income-generating activities or future business activities, i.e., they do not represent MSF's value as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair market values of financial instruments:

Short-term financial instruments -
Short-term financial instruments, both for loans and deposits, are valued at their carrying amounts included in the balance sheet, which do not significantly differ from their fair market value, due to the relatively short period of maturity of these instruments. The short-term financial instruments include cash equivalents, interest-earning deposits at other banks and interest receivable.

Investment securities -
The fair market value of investment securities was determined using either quoted market prices, reference prices determined by trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows of the securities. Investments in affiliates are shown at their equity value. These investments are described in Note 7.

Loan portfolio -
Most of the loan portfolio earns interest at variable rates that are frequently revised, generally between thirty and ninety days for most of the short-term portfolio. Likewise, there are allowances for loans that have a recovery risk. Therefore, in management's opinion, the carrying amount of this loan portfolio approximates its fair market value.

Deposits -
The fair market value of customer deposits with no defined maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits, have also been valued at their carrying amounts due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair market values disclosed.

Debt -
Short-term debt has been valued at carrying amounts as it relates to funds obtained from other banks to increase liquidity, is unsecured, has maturity generally ranging from 90 to 180 days, and bears interest at variable rates. Long-term debt has also been valued at carrying amounts since almost all of it bears interest at variable rates.

Financial instruments with risk recorded under memorandum accounts -
Fair value of lines of credit, letters of credit and guarantees granted is calculated based on the discounted cash flows of the commissions set forth in the agreements based on experience with collections and rates charged for entering into similar agreements at the year-end.

The fair market value of derivatives was computed using quoted market prices, based on trading operations on the secondary market.

NOTE 25 - GEOGRAPHIC SEGMENT INFORMATION :

MSF operates primarily in the financial sector and its operations are broken down geographically as follows:

	June 30, 2001	December 31, 2000
	(Millions of bolivars)	
Gross financial margin:		
Venezuela	172,302	158,446
United States of America	28,533	26,047
Other	2,301	3,312
Total	203,136	187,805
Net financial margin, commissions and services income, and other operating net income (loss):		
Venezuela	211,460	196,316
United States of America	28,024	26,529
Other	5,863	1,146
Total	245,347	223,991
Income before taxes, extraordinary item and minority interest:		
Venezuela	17,088	24,419
United States of America	9,557	10,294
Other	824	(8,034)
Total	27,469	26,679

	June 30, 2001		December 31, 2000	
	(Millions of bolivars)	%	(Millions of bolivars)	%
Assets:				
Venezuela	2,788,067	59	2,835,794	64
United States of America	1,672,772	35	1,357,104	30
Other	296,818	6	268,187	6
Total	4,757,657	100	4,461,085	100

NOTE 26 - REGULATORY CAPITAL REQUIREMENTS :

MSF's banking subsidiaries are subject to regulatory capital requirements imposed by the banking regulators in the countries in which they operate. Under these requirements, the banking subsidiaries must meet specific capital adequacy guidelines, which include quantitative measures of assets, liabilities, and certain contingent assets as calculated under regulatory accounting practices. These regulatory practices vary among the countries in which the banking subsidiaries operate, but are generally consistent with the framework of the Basel Accord. The banking subsidiaries are also subject to qualitative judgments of their assets, such as risk weighting per component and other factors.

Banco Mercantil, main banking subsidiary, is required by the Superintendency of Banks to maintain minimum regulatory ratios of capital to risk-weighted assets, including certain contingencies recorded under memorandum accounts ("Total risk-based capital"), Tier 1 regulatory capital to risk-weighted assets, including certain contingencies recorded under memorandum accounts ("Tier 1 risk-based capital") and shareholders' equity in relation to total assets, both determined based on financial information in historical amounts.

At June 30, 2001, the capital amounts and ratios required of and maintained by Banco Mercantil, calculated based on its published financial statements in accordance with the rules of the Superintendency of Banks are as follows:

	Maintained		Required	
	Amount (Millions of bolivars)	Ratio %	Amount (Millions of bolivars)	Ratio %
Total risk-based capital	367,041	15.98	275,625	12
Tier 1 risk-based capital	308,469	13.43	91,846	4
Shareholders' equity/Total assets	367,041	12.23	300,115	10

In addition, MSF has determined its consolidated capital ratios at June 30, 2001. These ratios are as follows:

	Amount (Millions of bolivars)	Ratio %
Rules of the Superintendency of Banks:		
Total risk -based capital	574,523	14.38
Tier 1 risk-based capital	512,128	12.82
Shareholders' equity/Total assets	584,580	12.29
Basel accord:		
Total risk -based capital	567,387	20.35
Tier 1 risk-based capital	444,408	15.94
Tier 1 risk-based capital/Total assets	444,408	9.64

NOTE 27 - MONEY LAUNDERING PREVENTION:

In compliance with Article No. 101 of the Law on Narcotic and Psychotropic Substances, the Bank has created a provision of 1% of its annual net income for the purpose of running employee-oriented programs for the prevention of drug trafficking and consumption (see Note 13). In compliance with the rules and regulations of the Superintendency of Banks, Banco Mercantil created a Unit appointed by the Executive Committee to analyze, monitor and inform the Committee for the Prevention of Money

Laundering of any possible money laundering activities. Banco Mercantil has also appointed officials in each of its divisions, branches, agencies and offices responsible for enforcing and supervising money laundering prevention and monitoring regulations.

NOTE 28 - ACQUISITION AND MERGER OF INTERBANK:

In July 2000 Banco Mercantil entered into an agreement with the principal shareholders of Interbank to merge the two institutions. Under this agreement, in September 2000 Banco Mercantil purchased 96.75% of Interbank's capital stock through the Caracas Stock Exchange for US$219,600,000. Banco Mercantil agreed to pay a portion of the acquisition price by issuing preferred stock. Moreover, Banco Mercantil acquired, under better conditions than the previous purchase, an additional shareholding of 2.95% from the minority shareholders of Interbank, which was paid in cash. The other minority shareholders also received preferred stock.

On September 28, 2000, the shareholders of both institutions approved the merger through absorption of Interbank by Banco Mercantil. In December 2000 the Superintendency of Banks and the Financial Regulation Board approved the merger, which was formalized on December 15, 2000 and entered in the Commercial Registry. The statement of income for the six-month period ended December 31, 2000 includes the consolidated results of Interbank as from September 30, 2000.

On December 15, 2000, based on resolutions of the Special Shareholders' Meeting held on September 28, 2000, Banco Mercantil increased its capital stock by Bs 52,360 million, through the issuance of 523,599,150 preferred shares with a par value of Bs 100 each as partial payment to Interbank's principal shareholders of the acquisition price of 96.75% of the shares and to recognize the interest of the remaining Interbank shareholders in Banco Mercantil. These shares may not be publicly traded and, in the case of liquidation, they will have preference over common stock; they have limited voting rights (only to approve accounts and designate statutory auditors); they are redeemable in U.S. dollars or at the equivalent in bolivars at the redemption date, based on the value that each share had in U.S. dollars when issued. Redemption will occur within a fixed term of five years and the former principal shareholders of Interbank will only be entitled to an annual accumulated dividend, payable quarterly in bolivars and calculated at three month LIBOR plus 4%, based on the U.S. dollar equivalent of each share at their date of issue. Of the total shares issued, 272,415,000 shares have been set aside as collateral for possible contingencies during a defined term. The amount of these preferred shares is shown under Minority interest in consolidated subsidiaries.

According to the agreement entered into by the parties, MSF has the option to purchase and the former principal shareholders of Interbank have the obligation to sell, respectively, all or some of the preferred shares at any time during the five years following the date of the merger. Moreover, these former shareholders of Interbank have the option to sell and MSF has the obligation to purchase these preferred shares at the times and for the amounts stipulated in this agreement.

In the acquisition of Interbank shares, assets and liabilities for some Bs 637,929 million and Bs 602,508 million, respectively, were received. This acquisition gave rise to goodwill of Bs 130,202 million, which was recorded under Other assets (see Notes 2-1 and 9).

NOTE 29 - SUPPLEMENTARY INFORMATION - CONSOLIDATED INFLATION -ADJUSTED FINANCIAL STATEMENTS :

Accounting for inflation

Resolution No. 346-99, published by the CNV in the Official Gazette of March 22, 2000, stipulates that inflation-adjusted financial statements must be presented as supplementary information.

MSF has prepared supplementary financial statements in conformity with generally accepted accounting principles published by the Venezuelan Federation of Public Accountants. These financial statements are restated for the effects of inflation, which differs from CNV rules (see Note 2).

The purpose of restating the financial statements for the effects of inflation using the General Price Level (GPL) method is to present them in currency of uniform purchasing power, according to the Consumer Price Index (CPI) of the Metropolitan Area of Caracas, published by the BCV. Consequently, the accompanying financial statements do not purport to portray the market or realization values of the nonmonetary assets, which will normally differ from amounts adjusted based on the CPI.

Below is a summary of the main bases used for the preparation of the consolidated inflation-adjusted financial statements:

Inflation indices and rates -

The CPI indices and inflation rates for the six-month periods ended June 30, 2001 and December 31, 2000, according to information published by the BCV are as follows:

	CPI base for 1997=100	Inflation rate
		%
Six-month periods ended:		
June - 2001	218.20	5.92
December - 2000	206.00	6.19

Monetary assets and liabilities and result from monetary position -
Monetary assets and liabilities including balances in foreign currency are, by their nature, shown in terms of purchasing power at June 30, 2001. For comparative purposes, monetary assets and liabilities at December 31, 2000 have been adjusted for the effects of inflation and are expressed in terms of purchasing power at June 30, 2001.

The result from monetary position reflects the loss or gain obtained from maintaining a net monetary asset or net monetary liability position during an inflationary period and is shown in the consolidated statement of income under Result from exposure to inflation.

Nonmonetary assets -
Fixed assets are recorded in constant currency at June 30, 2001, according to the CPI at their dates of origin; these amounts do not exceed their recoverable value as determined by independent appraisers.

Shares held in unconsolidated subsidiaries and affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those companies.

Other investment securities are recorded based on their intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, and restricted investments.

Shareholders' equity -
All equity accounts are reported in constant currency at June 30, 2001. Dividends are stated in constant currency based on the date they were declared.

Statement of income -
Operating income and expenses have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate.

Gain or loss on the sale of stock, investments in real property and personal property and other nonmonetary items are adjusted by restating each of the elements required for determining book value and sales price.

Below are the consolidated balance sheet, the consolidated statement of income, and the consolidated statement of shareholders' equity, expressed in constant bolivars at June 30, 2001, provided as supplementary information:

CONSOLIDATED BALANCE SHEET

	June 30, 2001	December 31, 2000
	(Millions of constant bolivars at June 30, 2001)	
ASSETS		
CASH	728,654	834,223
DEPOSITS IN OTHER BANKS	67,908	80,692
INVESTMENT SECURITIES	1,066,489	794,355
LOAN PORTFOLIO, NET (Note 5)	2,301,743	2,359,644
INTEREST AND COMMISSIONS RECEIVABLE, NET	53,816	67,553
INVESTMENTS IN SUBSIDIARIES AND AFFILIATES	9,203	8,716
FIXED ASSETS	249,000	278,652
OTHER ASSETS	329,546	329,196
TOTAL ASSETS	4,806,359	4,753,031
LIABILITIES		
DEPOSITS (Note 10):		
Non-interest bearing demand deposits	857,099	951,161
Interest-bearing demand deposits	1,021,374	851,772
Savings deposits	688,236	697,078
Time deposits	1,075,734	1,075,326
	3,642,443	3,575,337
DEBT:		
Loans and acceptance notes from financial institutions	143,892	180,253
Special financing programs	15,711	18,054
Mortgage certificates and other	764	4,105
	160,367	202,412
INVESTMENTS SOLD UNDER REPURCHASE AGREEMENTS (Note 12)	11,435	13,932
OTHER LIABILITIES (Note 13)	258,961	235,727
SUBORDINATED DEBT (Note 14)	46,670	40,721
TOTAL LIABILITIES	4,119,876	4,068,129
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	53,986	57,654
SHAREHOLDERS' EQUITY		
Nominal capital stock	57,291	57,291
Capital inflation adjustment	241,180	241,180
Paid-in surplus	81,392	81,392
Legal reserve	187,061	183,858
Negative goodwill	-	1,886
Translation adjustment of net assets of subsidiaries abroad	(26,868)	(23,617)
Retained earnings	122,266	113,766
Shares repurchased held by subsidiaries	(26,326)	(19,605)
Unrealized loss on investments available for sale	(3,499)	(8,903)
TOTAL SHAREHOLDERS' EQUITY	632,497	627,248
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,806,359	4,753,031

CONSOLIDATED STATEMENT OF INCOME

	Six-month periods ended	
	June 30, 2001	December 31, 2000
	(Millions of constant bolivars at June 30, 2001)	
INTEREST INCOME:		
Interest on loan portfolio	214,809	220,240
Interest on investments	62,039	49,659
Interest on deposits	7,581	10,085
Total interest income	284,429	279,984
INTEREST EXPENSE:		
Demand and savings deposits	23,551	24,655
Time deposits	40,863	42,050
Loans	11,170	11,821
Total interest expense	75,584	78,526
GROSS FINANCIAL MARGIN	208,845	201,458
Allowance for losses on loan portfolio	22,086	15,331
NET FINANCIAL MARGIN	186,759	186,127
COMMISSIONS AND INCOME FROM SERVICES:		
Trust fund operations	5,845	5,298
Foreign currency transactions	2,745	3,200
Commissions on customer account transactions	14,834	14,297
Commissions on letters of credit and guarantees granted	2,111	2,538
Commissions on loans granted from the Housing Policy Fund and other	14,777	13,992
	40,312	39,325
OTHER OPERATING INCOME (EXPENSE), NET:		
Equity in other affiliates	2,824	(6,458)
Exchange gain, net	3,340	3,833
Income from sale of property	1,353	1,728
Gain on sale of investments, net	4,784	5,044
Recovery of bad loans written-off	3,213	2,743
Other income, net	4,704	6,806
	20,218	13,696
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	28,149	26,969
Reserve for claims	(1,335)	(1,290)
Claims received	(21,499)	(22,700)
	5,315	2,979
OPERATING EXPENSES:		
Salaries and employee benefits	93,250	81,290
Occupancy expenses	54,251	57,754
Fees paid to regulatory agencies	5,716	4,129
Other operating expenses	78,287	83,124
	231,504	226,297
RESULT FROM EXPOSURE TO INFLATION	531	(8,648)
INCOME BEFORE TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST	21,631	7,182
TAXES:		
Current	(7,714)	(6,595)
Deferred	1,568	1,096
INCOME BEFORE EXTRAORDINARY ITEM AND MINORITY INTEREST	15,485	1,683
BENEFIT FROM UTILIZATION OF TAX LOSSES	-	2,224
MINORITY INTEREST	(37)	(1,215)
NET INCOME	15,448	2,692

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND DECEMBER 31, 2000

(Millions of constant bolivars at June 30, 2001)

	Capital stock									
	Nominal	Inflation adjustment	Paid-in surplus	Legal reserve	Negative goodwill	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Shares repurchased and held by subsidiaries	Unrealized gain (loss) on investments available for sale	Total shareholders' equity
Balances at June 30, 2000	52,257	240,889	86,717	182,066	1,886	(20,695)	117,937	(10,024)	5,302	656,335
Net income for the six-month period	-	-	-	-	-	-	2,692	-	-	2,692
Appropriation to legal reserve	-	-	-	1,792	-	-	(1,792)	-	-	-
Shares repurchased	-	-	-	-	-	-	-	(9,581)	-	(9,581)
Stock dividends	5,034	291	(5,325)	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(5,071)	-	-	(5,071)
Unrealized loss on investments available for sale	-	-	-	-	-	-	-	-	(14,205)	(14,205)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	(2,922)	-	-	-	(2,922)
Balances at December 31, 2000	57,291	241,180	81,392	183,858	1,886	(23,617)	113,766	(19,605)	(8,903)	627,248
Net income for the six-month period	-	-	-	-	-	-	15,448	-	-	15,448
Appropriation to legal reserve	-	-	-	3,203	-	-	(3,203)	-	-	-
Shares repurchased	-	-	-	-	-	-	-	(6,721)	-	(6,721)
Negative goodwill	-	-	-	-	(1,886)	-	-	-	-	(1,886)
Cash dividends	-	-	-	-	-	-	(3,745)	-	-	(3,745)
Unrealized gain on investments available for sale	-	-	-	-	-	-	-	-	5,404	5,404
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	-	(3,251)	-	-	-	(3,251)
Balances at June 30, 2001	57,291	241,180	81,392	187,061	-	(26,868)	122,266	(26,326)	(3,499)	632,497

Below is a summary of the main items presented in historical bolivars, which differ from inflation-adjusted items:

a) Cash, interest receivable, and liabilities:

As indicated in Note 2a, the consolidated financial statements include the accounts of the subsidiaries Mercantil Inversiones y Valores, C.A. and Merinvest, C.A., at May 31, 2001. Accordingly, cash, interest receivable, net and liabilities of these subsidiaries have been restated for presentation in terms of purchasing power at June 30, 2001.

b) Investment securities:

Investments in trading securities -

These investments are stated at fair market value and comprise the following:

	June 30, 2001		December 31, 2000	
	Cost	Book value (equivalent to market value)	Cost	Book value (equivalent to market value)
	(Millions of constant bolivars at June 30, 2001)			
Securities issued or guaranteed by the Venezuelan government:				
In local currency -				
National Public Debt Bonds, with annual interest between 14.45% and 21.38% (between 12% and 21.37% at December 31, 2000)	22,828	22,828	28,894	28,894
Treasury Notes, with annual interest between 15.37% and 15.72%	-	-	8,696	8,696
Other	8	8	8	8
	22,836	22,836	37,598	37,598
In foreign currency -				
Treasury Notes, with 4.06% annual interest	1,593	1,593	-	-
Eurobonds	-	-	6,791	6,791
Other	1,958	1,958	950	950
	3,551	3,551	7,741	7,741
	26,387	26,387	45,339	45,339
Shares issued by Venezuelan non-financial institutions	10	10	773	773
Debt securities issued by Venezuelan private-sector companies:				
C.A. Nacional Teléfonos de Venezuela (CANTV), with annual interest between 8.875% and 9.25%	-	-	5,344	5,344
PDVSA Finance Ltd., with annual interest between 8.75% and 9.375%	-	-	3,544	3,544
PDVSA América, with 7.875% annual interest	-	-	2,380	2,380
Pulp and Paper International Ltd., with 8.5% annual interest			2,141	2,141
C.A. La Electricidad de Caracas, with annual interest between 4.06% and 5.75%	3,720	3,720	-	-
Other	621	621	15	15
	4,341	4,341	13,424	13,424
Shares issued by public and private-sector entities abroad	-	-	25	25
Debt securities issued by foreign public and private-sector entities:				
Securities issued or guaranteed by the U.S. government, with 3.36% annual interest (between 5.69% and 5.71% at December 31, 2000)	11,076	11,076	3,993	3,993
Securities issued or guaranteed by other government agencies, with annual interest between 4% and 8.85% (between 4% and 11.75% at December 31, 2000)	5,382	5,382	2,588	2,588
Bonds issued by private-sector companies, with 9% annual interest	-	-	2,141	2,141
	16,458	16,458	8,722	8,722
Total investments in trading securities	47,196	47,196	68,283	68,283

Investments in securities available for sale -

These investments are stated at fair market value and comprise the following:

	June 30, 2001			December 31, 2000		
	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)
	(Millions of constant bolivars at June 30, 2001)					
Securities issued by the Venezuelan government:						
In local currency -						
Venezuelan government National Public Debt Bonds, with annual interestb etween 14.45% and 21.38% (between 14.77% and 20.64% at December 31, 2000)	198,146	(2,675)	195,471	188,008	1,385	189,393
Treasury Notes, with annual interest between 11.77% and 18.14% (between 14.17% and 15.47% at December 31, 2000)	14,009	26	14,035	21,511	389	21,900
	212,155	(2,649)	209,506	209,519	1,774	211,293
In foreign currency -						
Global bonds issued by the Venezuelan government, with 9.25% annual interest	-	-	-	2,852	-	2,852
Other	193	-	193	-	-	-
	212,348	(2,649)	209,699	212,371	1,774	214,145
Shares issued by Venezuelan financial institutions:						
Banco Monagas, C.A.	-	-	-	1,274	-	1,274
Shares issued by Venezuelan non-financial companies:						
C.A. Nacional Teléfonos de Venezuela (CANTV)	40,168	(4,922)	35,246	40,168	(10,805)	29,363
Venworld Telecom, C.A.	458	-	458	458	-	458
Siderúrgica Venezolana, S.A. (SIVENSA)	1,471	(1,322)	149	1,471	(965)	506
Superoctanos	1,040	-	1,040	1,040	-	1,040
Servicio Panamericano de Protección, C.A.	4,083	640	4,723	5,270	-	5,270
Consorcio Elca, C.A.	-	-	-	919	-	919
Other	2,851	1,385	4,236	2,878	1,366	4,244
	50,071	(4,219)	45,852	52,204	(10,404)	41,800
Debt securities issued by Venezuelan private-sector companies:						
C.A. La Electricidad de Caracas, with annual interest between 7.25% and 8.75% (between 8.9375% and 13.813% at December 31, 2000)	1,834	53	1,887	3,515	55	3,570
C.A. Nacional Teléfonos de Venezuela (CANTV), with an nual interest between 8.875% and 9.25%	7,840	49	7,889	-	-	-
PDVSA Finance Ltd., with annual interest between 8.75% and 9.375%	6,074	10	6,084	-	-	-
PDVSA América, with 7.875% annual interest	1,811	22	1,833	-	-	-
Bariven, S.A., with 10.62% annual interest	2,921	51	2,972	-	-	-
Venezolana de Pulpa y Papel, C.A. (VENEPAL)	935	(683)	252	478	(292)	186
Pulp and Paper International Ltd., with 8.5% annual interest	2,101	(662)	1,439	-	-	-
Other	1,117	25	1,142	69	(49)	20
	24,633	(1,135)	23,498	4,062	(286)	3,776
Shares issued by foreign public and private-sector entities:						
Bancolombia, C.A., 4.85% owned	9,067	738	9,805	9,604	(2,405)	7,199
Securities issued or guaranteed by the U.S. government	3,861	-	3,861	5,174	-	5,174
Shares issued by foreign private-sector companies	68,978	-	68,978	-	-	-
Other	1,053	-	1,053	935	-	935
	82,959	738	83,697	15,713	(2,405)	13,308
Carried forward	370,011	(7,265)	362,746	285,624	(11,321)	274,303

	June 30, 2001			December 31, 2000		
	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)	Cost	Unrealized gain (loss) on investments	Book value (equivalent to market value)
	(Millions of constant bolivars at June 30, 2001)					
Brought forward	370,011	(7,265)	362,746	285,624	(11,321)	274,303
Debt securities issued by foreign public and private-sector companies:						
Securities issued or guaranteed by the U.S. government, with annual interest between 4.67% and 9.5% (between 5% and 9.5% at December 31, 2000)	420,155	3,209	423,364	306,818	2,294	309,112
Securitiesissued or guaranteed by agencies of other governments, with annual interest between 3.6% and 8.5% (between 5.65% and 15.34% at December 31, 2000)	15,603	386	15,989	10,985	-	10,985
Bonds issued by private-sector companies, with annual interest between 4.02% and 10.87% (between 5.25% and 11% at December 31, 2000)	113,185	15	113,200	46,485	125	46,610
Bonds issued by financial institutions, with annual interest between 5.27% and 8% (between 5.75% and 15.59% at December 31, 2000)	42,329	156	42,485	21,624	-	21,624
	591,272	3,766	595,038	385,912	2,419	388,331
Total investments available for sale	961,283	(3,499)	957,784	671,536	(8,902)	662,634

During the six-month period ended June 30, 2001, MSF recorded net gains of Bs 9,038 million (Bs 1,902 million during the six-month period ended December 31, 2000) under Interest on investments and Gain on sale of investments, net, obtained from the realization of investment available for sale.

Investments in securities held to maturity -

These investments relate to debt securities that MSF has the firm intention and capacity to hold until their maturity. These investments comprise the following:

	June 30, 2001		December 31, 2000	
	Cost	Book value (equivalent to market value)	Cost	Book value (equivalent to market value)
	(Millions of constant bolivars at June 30, 2001)			
Securities issued or guaranteed by the Venezuelan government:				
In local currency -				
Venezuelan government National Public Debt Bonds, with annual interest between 11.93% and 20.83% (between 12.54% and 40% at December 31, 2000)	355,154	355,154	459,886	459,886
Debt securities issued by Venezuelan private-sector companies:				
Venezolana de Pulpa y Papel, C.A., with 8.5% annual interest	22	22	889	889
C.A. Nacional Teléfonos de Venezuela (CANTV), with 8.87% annual interest	1,057	1,057	113	113
PDVSA Finance Ltd., with annual interest between 8.75% and 9.37%	-	-	4,882	4,882
C.A. La Electricidad de Caracas, with 9.06% annual interest				
Other	248	248	4,778	4,778
	1,327	1,327	10,662	10,662
Preferred stock mandatorily redeemable, issued by foreign private-sector companies, with annual interest between 7.75% and 8.74%	13,888	13,888	10,143	10,143
Carried forward	370,369	370,369	480,691	480,691

	June 30, 2001		December 31, 2000	
	Cost	Book value (equivalent to market value)	Cost	Book value (equivalent to market value)
	(Millions of constant bolivars at June 30, 2001)			
Brought forward	370,369	370,369	480,691	480,691
Debt securities issued by foreign public and private-sector companies:				
Securities issued or guaranteed by the U.S. government, with annual interest between 5.4% and 9.5%	-	-	21,405	21,405
Securities issued or granted by agencies of other governments, with annual interest between 6% and 9% (between 6.45% and 11% at December 31, 2000)	5,103	5,103	4,031	4,031
Bonds issued by foreign financial institutions, with annual interest between 4% and 10% (between 6% and 9.75% at December 31, 2000)	7,085	7,085	4,962	4,962
Bonds issued by foreign private-sector entities, with 9% annual interest	2,290	2,290	-	-
	14,478	14,478	30,398	30,398
	384,847	384,847	511,089	511,089
Less:				
Investments assigned through liquid asset accounts and participations, with annual interest between 11% and 18.5% (between 8% and 14.67% at December 31, 2000)	(332,557)	(332,557)	(455,297)	(455,297)
Total investments in securities held to maturity	52,290	52,290	55,792	55,792

Restricted investments -

These investments comprise the following:

	June 30, 2001		December 31, 2000	
	Cost	Market value	Cost	Market value
	(Millions of constant bolivars at June 30, 2001)			
Venezuelan government National Public Debt Bonds	3,770	3,770	612	612
U.S. government bonds	-	-	243	243
Investments in asset trust fund of Banco Capital, C.A.	5,152	5,152	6,115	6,115
Other	297	297	676	676
Total restricted investments	9,219	9,219	7,646	7,646
Total investment securities	1,069,988	1,066,489	803,257	794,355

c) Investments in subsidiaries and affiliates:

	June 30, 2001			December 31, 2000		
	Number of shares	Equity	Millions of constant bolivars at June 30, 2001	Number of shares	Equity	Millions of constant bolivars at June 30, 2001
		%			%	
Todo 1 Services Inc.	15,000,000	40.52	4,027	15,000,000	100.00	3,115
Ciudad Residencial La Rosa, C.A.	239,203	29.90	2,491	239,203	29.90	2,492
Proyectos Conexus	343,334	33.33	743	343,334	33.33	916
Servicios Empresariales, C.A.	37,088	43.00	733	37,088	43.00	1,079
Corporación para el Desarrollo de Medina Corpomedina, C.A.	325,430	50.00	562	325,430	50.00	696
Other	-	20-50	647	-	20-50	418
			9,203			8,716

d) Fixed assets:

	June 30, 2001			December 31, 2000		
	Cost	Accumulated depreciation	Total	Cost	Accumulated depreciation	Total
	(Millions of constant bolivars at June 30, 2001)					
Buildings and facilities	226,326	(73,870)	152,456	243,899	(69,570)	174,329
Furniture and office equipment	122,093	(70,981)	51,112	115,547	(53,805)	61,742
Land	26,287	-	26,287	27,121	-	27,121
Other property	21,657	(2,512)	19,145	18,153	(2,693)	15,460
	396,363	(147,363)	249,000	404,720	(126,068)	278,652

e) Other assets:

	June 30, 2001	December 31, 2000
	(Millions of constant bolivars at June 30, 2001)	
Goodwill:		
Interbank, C.A. (Banco Universal)	139,709	142,226
Seguros Mercantil, C.A., net of accumulated amortization	4,512	4,421
	144,221	146,647
Premium on acquisition of offices of Banco Latino, C.A., net of accumulated amortization	-	2,610
Assets available for sale, net of accumulated amortization	55,078	40,598
Deferred expenses, net of accumulated amortization	36,955	27,980
Software development, net of accumulated amortization	17,083	16,155
Deferred income tax	15,263	15,105
Pending items	12,006	14,640
Accounts receivable	10,872	12,865
Other prepaid expenses	3,947	9,340
Insurance premiums receivable	7,948	8,266
Main office, branches and agencies of Banco Mercantil	831	7,062
Accounts receivable from other credit card issuing institutions	9,192	6,849
Works of art	6,214	6,380
Advances for the acquisition of real property to be used by Banco Mercantil	4,833	5,826
Prepaid taxes	4,773	5,489
Prepaid advertising	1,954	4,186
Stationery and office supplies	1,138	1,640
Accounts receivable from reinsurers	1,054	1,389
Other	1,770	9,839
	335,132	342,866
Provision for estimated losses on other assets	(5,586)	(13,670)
	329,546	329,196

f) Other liabilities:

	June 30, 2001	December 31, 2000
	(Millions of constant bolivars at June 30, 2001)	
Provision for contingencies and other	46,638	52,994
Cashier's checks issued to clients	57,581	42,877
Reserve for claims and prepaid insurance premiums	28,443	28,464
Pending items and main office, branches and agencies	21,942	24,194
Accrued interest payable	11,395	15,517
Employee benefits and profit sharing	18,468	12,792
Deferred interest	12,914	11,053
Other demand deposits	18,548	10,961
Accrued expenses	10,339	9,914
Accounts payable to suppliers	7,660	5,781
Unrealized benefits	7,377	5,453
Provision for taxes payable	4,024	5,008
Labor contributions	3,602	3,268
Organic Law on Narcotic and Psychotropic Substances	2,294	2,838
Taxes withheld from third parties	4,321	2,829
Other	3,415	1,784
	258,961	235,727

Avenida Andrés Bello N° 1 Edificio Mercantil
Caracas 1050 Venezuela Phone: (0212) 503.1111
www.bancomercantil.com



Caracas • Venezuela